  As filed with the U.S. Securities and Exchange Commission on March 30, 2007
                                                       Registration No. -
--------------------------------------------------------------------------------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                   FORM N-6

          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933      [ ]

      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940  [ ]

                               AMENDMENT NO. 20                        [X]

                               -----------------

        John Hancock Life Insurance Company (U.S.A.) SEPARATE ACCOUNT A (formerly, The Manufacturers Life Insurance Company (U.S.A.) Separate Account A)
                          (Exact Name of Registrant)

                 John Hancock Life Insurance Company (U.S.A.)
         (formerly, The Manufacturers Life Insurance Company (U.S.A.))
                              (Name of Depositor)

                             197 Clarendon Street
                               Boston, MA 02117
         (Complete address of depositor's principal executive offices)

                  Depositor's Telephone Number: 617-572-6000

                               -----------------

                            JAMES C. HOODLET, ESQ.
                 John Hancock Life Insurance Company (U.S.A.)
                             U.S. Protection - LAW
                              JOHN HANCOCK PLACE
                               BOSTON, MA 02117
               (Name and complete address of agent for service)

                               -----------------

                                   Copy to:
                           THOMAS C. LAUERMAN, ESQ.
                                Jorden Burt LLP
                      1025 Thomas Jefferson Street, N.W.
                                Suite 400 East
                          Washington, D.C. 20007-5208

                               -----------------

It is proposed that this filing will become effective as soon as practicable after the effective date of the Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                        Prospectus dated July __, 2007

                               for interests in
                              Separate Account A

                      Interests are made available under

                     SURVIVORSHIP VARIABLE UNIVERSAL LIFE

   a flexible premium survivorship variable universal life insurance policy issued by

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
                             ("John Hancock USA")

 The policy provides fixed account options with fixed rates of return declared by John Hancock USA and the following investment accounts:

Science & Technology           U.S. Global Leaders Growth     Equity-Income
Pacific Rim                    Quantitative All Cap           American Blue Chip Income and Growth
Health Sciences                All Cap Core                   Income & Value
Emerging Growth                Total Stock Market Index       Managed
Small Cap Growth               Blue Chip Growth               PIMCO VIT All Asset
Emerging Small Company         U.S. Large Cap                 Global Allocation
Small Cap                      Core Equity                    High Yield
Small Cap Index                Strategic Value                U.S. High Yield Bond
Dynamic Growth                 Large Cap Value                Strategic Bond
Mid Cap Stock                  Classic Value                  Strategic Income
Natural Resources              Utilities                      Global Bond
All Cap Growth                 Real Estate Securities         Investment Quality Bond
Strategic Opportunities        Small Cap Opportunities        Total Return
Financial Services             Small Cap Value                American Bond
International Opportunities    Small Company Value            Real Return Bond
International Small Cap        Special Value                  Bond Index B
International Equity Index B   Mid Value                      Core Bond
Overseas Equity                Mid Cap Value                  Active Bond
American International         Value                          U.S. Government Securities
International Value            All Cap Value                  Short-Term Bond
International Core             Growth & Income                Money Market B
Quantitative Mid Cap           500 Index B                    Lifestyle Aggressive
Mid Cap Index                  Fundamental Value              Lifestyle Growth
Mid Cap Core                   U.S. Core                      Lifestyle Balanced
Global                         Large Cap                      Lifestyle Moderate
Capital Appreciation           Quantitative Value             Lifestyle Conservative
American Growth                American Growth-Income

                            * * * * * * * * * * * *

   Please note that the Securities and Exchange Commission ("SEC") has not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                           GUIDE TO THIS PROSPECTUS

This prospectus is arranged in the following way:

    .  Starting on the next page is a Table of Contents for this prospectus.

    . The section after the Table of Contents is called "Summary of Benefits and Risks". It contains a summary of the benefits available under the policy and of the principal risks of purchasing the policy. You should read this section before reading any other section of this prospectus.

    . Behind the Summary of Benefits and Risks section is a section called "Fee Tables" that describes the fees and expenses you will pay when buying, owning and surrendering the policy.

    . Behind the Fee Tables section is a section called "Detailed Information". This section gives more details about the policy. It may repeat certain information contained in the Summary of Benefits and Risks section in order to put the more detailed information in proper context.

    . Finally, on the back cover of this prospectus is information concerning the Statement of Additional Information (the "SAI") and how the SAI, personalized illustrations and other information can be obtained.

Prior to making any investment decisions, you should carefully review this product prospectus and all applicable supplements. In addition, you will receive the prospectuses for the underlying funds that we make available as investment options under the policies. The funds' prospectuses describe the investment objectives, policies and restrictions of, and the risks relating to, investment in the funds. In the case of any of the portfolios that are operated as "feeder funds", the prospectus for the corresponding "master fund" is also provided. If you need to obtain additional copies of any of these documents, please contact your John Hancock representative or contact our Service Office at the address and telephone number on the back page of this product prospectus.

                               TABLE OF CONTENTS

                                                                       Page No.
                                                                       --------
SUMMARY OF BENEFITS AND RISKS.........................................     4
The nature of the policy..............................................     4
Summary of policy benefits............................................     4
   Death benefit......................................................     4
   Surrender of the policy............................................     4
   Withdrawals........................................................     5
   Policy loans.......................................................     5
   Optional supplementary benefit riders..............................     5
   Investment options.................................................     5
Summary of policy risks...............................................     5
   Lapse risk.........................................................     5
   Investment risk....................................................     6
   Transfer risk......................................................     6
   Early surrender risk...............................................     6
   Market timing risk.................................................     6
   Tax risks..........................................................     6
FEE TABLES............................................................     8
DETAILED INFORMATION..................................................    15
Table of Investment Options and Investment Subadvisers................    15
Description of John Hancock USA.......................................    25
Description of Separate Account A.....................................    25
The fixed account.....................................................    25
The death benefit.....................................................    26
   Limitations on payment of death benefit............................    26
   Base Face Amount vs. Supplemental Face Amount......................    26
   The minimum death benefit..........................................    27
   When the younger insured person reaches 121........................    27
   Requesting an increase in coverage.................................    27
   Requesting a decrease in coverage..................................    28
   Change of death benefit option.....................................    28
   Tax consequences of coverage changes...............................    28
   Your beneficiary...................................................    28
   Ways in which we pay out policy proceeds...........................    28
   Changing a payment option..........................................    29
   Tax impact of payment option chosen................................    29
Premiums..............................................................    29
   Planned premiums...................................................    29
   Minimum initial premium............................................    29
   Maximum premium payments...........................................    29
   Processing premium payments........................................    30
   Ways to pay premiums...............................................    30
Lapse and reinstatement...............................................    30
   Lapse..............................................................    30
   No-lapse guarantee.................................................    30
   Cumulative premium test............................................    31
   Death during grace period..........................................    31
   Reinstatement......................................................    31
The policy value......................................................    32
   Allocation of future premium payments..............................    32
   Transfers of existing policy value.................................    32
Surrender and withdrawals.............................................    33
   Surrender..........................................................    33
   Withdrawals........................................................    34
Policy loans..........................................................    34
   Repayment of policy loans..........................................    35
   Effects of policy loans............................................    35
Description of charges at the policy level............................    35
   Deduction from premium payments....................................    35
   Deductions from policy value.......................................    35
   Additional information about how certain policy charges work.......    36
   Sales expenses and related charges.................................    36
   Method of deduction................................................    37
   Reduced charges for eligible classes...............................    37
   Other charges we could impose in the future........................    37
Description of charges at the portfolio level.........................    37
Other policy benefits, rights and limitations.........................    37
   Optional supplementary benefit riders you can add..................    37
   Variations in policy terms.........................................    40
   Procedures for issuance of a policy................................    40
   Commencement of insurance coverage.................................    41
   Backdating.........................................................    41
   Temporary coverage prior to policy delivery........................    41
   Monthly deduction dates............................................    41
   Changes that we can make as to your policy.........................    41
   The owner of the policy............................................    42
   Policy cancellation right..........................................    42
   Reports that you will receive......................................    42
   Assigning your policy..............................................    42
   When we pay policy proceeds........................................    43
   General............................................................    43
   Delay to challenge coverage........................................    43
   Delay for check clearance..........................................    43
   Delay of separate account proceeds.................................    43
   Delay of general account surrender proceeds........................    43
   How you communicate with us........................................    43
   General rules......................................................    43
   Telephone, facsimile and internet transactions.....................    44
   Distribution of policies...........................................    44
Tax considerations....................................................    45
   General............................................................    46
   Policy death benefit proceeds......................................    46
   Other policy distributions.........................................    46
   Policy loans.......................................................    47
   Diversification rules and ownership of the Account.................    47
   7-pay premium limit and modified endowment contract status.........    48
   Corporate and H.R. 10 retirement plans.............................    48
   Withholding........................................................    49
   Life insurance purchases by residents of Puerto Rico...............    49
   Life insurance purchases by non-resident aliens....................    49
Financial statements reference........................................    49
Registration statement filed with the SEC.............................    49
Independent registered public accounting firm.........................    49

                         SUMMARY OF BENEFITS AND RISKS

The nature of the policy

   This is a so-called "survivorship" policy that provides coverage on two insured persons. The policy's primary purpose is to provide lifetime protection against economic loss due to the death of the last surviving insured person. The policy is unsuitable as a short-term savings vehicle because of the substantial policy-level charges. We are obligated to pay all amounts promised under the policy. The value of the amount you have invested under the policy may increase or decrease daily based upon the investment results of the investment accounts that you choose. The amount we pay to the policy's beneficiary upon the death of the last surviving insured person (we call this the "death benefit") may be similarly affected. That's why the policy is referred to as a "variable" life insurance policy. We call the investments you make in the policy "premiums" or "premium payments". The amount we require as your first premium depends upon the specifics of your policy and the insured persons. Except as noted in the "Detailed Information" section of this prospectus, you can make any other premium payments you wish at any time. That's why the policy is called a "flexible premium" policy.

   We may market this policy as either "Protection Survivorship Variable Universal Life Insurance" or "Accumulation Survivorship Variable Universal Life Insurance". The "Protection" policy is accompanied at issue by the optional Extended No-Lapse Guarantee ("ENLG") Rider. The ENLG Rider extends the No-Lapse Guarantee Period provided for the Base Face Amount. (See "Other policy benefits, rights and limitations -- Optional supplementary benefit riders you can add".) You would elect the "Protection" product if your priority is to maximize the extent of the protection that your policy affords against a lapse of coverage in the event of adverse investment experience or other factors. However, you may not elect increasing Supplemental Face Amount at issue with the ENLG Rider. Also, if you later decide to request an increase in Supplemental Face Amount, the ENLG Rider will terminate.

   You would elect the "Accumulation" product if your priority is to maximize the extent of your policy's potential policy value accumulation. The "Accumulation" policy is offered without the ENLG Rider, and permits you to elect at issue scheduled increases of Supplemental Face Amount. Without the additional fee for the ENLG Rider, and by scheduling coverage increases at the lower charges associated with Supplemental Face Amounts, for the same amount of premium paid, your policy value would be expected to be higher under the Accumulation policy than the Protection policy. On the other hand, the amount of any Supplemental Face Amount will be subject to a shorter No-Lapse Guarantee Period and you will not be eligible to elect the optional ENLG Rider.

Summary of policy benefits

Death benefit

   When the last surviving insured person dies, we will pay the death benefit minus any policy debt and unpaid fees and charges. There are two ways of calculating the death benefit (Option 1 and Option 2). You choose which one you want in the application. The two death benefit options are:

    . Option 1 - The death benefit will equal the greater of (1) the Total Face Amount plus any amount payable under a Supplementary Benefit Rider , or (2) the minimum death benefit (as described under "The minimum death benefit" provision in the "Detailed Information" section of this prospectus).

    . Option 2 - The death benefit will equal the greater of (1) the Total Face Amount plus any amount payable under a Supplementary Benefit Rider, plus the policy value on the date of death of the last surviving insured person, or (2) the minimum death benefit.

Surrender of the policy

   You may surrender the policy in full at any time. If you do, we will pay you the policy value less any outstanding policy debt and less any surrender charge that then applies. This is called your "net cash surrender value". You must return your policy when you request a surrender.

   If you have not taken a loan on your policy, the "policy value" of your policy will, on any given date, be equal to:

    .  the amount you invested,

    . gain or loss of the investment experience of the investment options you've chosen,

    .  minus all charges we deduct, and

    .  minus all withdrawals you have made.

   If you take a loan on your policy, your policy value will be computed somewhat differently. See "Effects of policy loans".

Withdrawals

   You may make a withdrawal of part of your surrender value after the first policy year. Each withdrawal must be at least $500. We reserve the right to charge a fee of up to the lesser of 2% of the withdrawal amount or $25 for each withdrawal. Your policy value is automatically reduced by the amount of the withdrawal and the fee. We reserve the right to refuse a withdrawal if it would reduce the net cash surrender value or the Total Face Amount below certain minimum amounts.

Policy loans

   If your policy is in full force and has sufficient policy value, you may borrow from it at any time by completing the appropriate form. Generally, the minimum amount of each loan is $500. The maximum amount you can borrow is determined by a formula (see the section entitled "Policy loans" for the formula). Interest is charged on each loan. You can pay the interest or allow it to become part of the outstanding loan balance. You can repay all or part of a loan at any time. If there is an outstanding loan when the last surviving insured person dies, it will be deducted from the death benefit. Policy loans permanently affect the calculation of your policy value, and may also result in adverse tax consequences.

Optional supplementary benefit riders

   When you apply for the policy, you can request any of the optional supplementary benefit riders that we make available. Availability of riders varies from state to state. Charges for most riders will be deducted monthly from the policy value.

Investment options

   The policy offers a number of investment options, as listed on the cover of this prospectus. There is an option that provides a fixed rate of return. Such an option is referred to in this prospectus as a "fixed account". The rest of the options have returns that vary depending upon the investment results of underlying portfolios. These options are referred to in this prospectus as "investment accounts". The fixed account and the investment accounts are sometimes collectively referred to in this prospectus as the "accounts". The investment accounts cover a broad spectrum of investment styles and strategies. Although the portfolios of the series funds that underlie those investment accounts operate like publicly traded mutual funds, there are important differences between the investment accounts and publicly-traded mutual funds. On the plus side, you can transfer money from one investment account to another without tax liability. Moreover, any dividends and capital gains distributed by each underlying portfolio are automatically reinvested and reflected in the portfolio's value and create no taxable event for you. On the negative side, if and when policy earnings are distributed (generally as a result of a surrender or withdrawal), they will be treated as ordinary income instead of as capital gains. Also, you must keep in mind that you are purchasing an insurance policy and you will be assessed charges at the policy level as well as at the fund level. Such policy level charges, in aggregate, are significant and will reduce the investment performance of your policy.

Summary of policy risks

Lapse risk

   If the net cash surrender value is insufficient to pay the charges when due and the no-lapse guarantee is not in effect, your policy can terminate (i.e. "lapse"). This can happen because you haven't paid enough premiums or because the investment performance of the investment accounts you've chosen has been poor or because of a combination of both factors. You will be given a "grace period" within which to make additional premium payments to keep the policy in effect. If lapse occurs, you may be given the opportunity to reinstate the policy by making the required premium payments and satisfying certain other conditions. (See "Lapse and reinstatement".)

   Since withdrawals reduce your policy value, withdrawals increase the risk of lapse. Policy loans also increase the risk of lapse.

Investment risk

   As mentioned above, the investment performance of any investment account may be good or bad. Your policy value will rise or fall based on the investment performance of the investment accounts you've chosen. Some investment accounts are riskier than others. These risks (and potential rewards) are discussed in detail in the prospectuses of the underlying portfolios.

Transfer risk

   There is a risk that you will not be able to transfer your policy value from one investment account to another because of limitations on the dollar amount or frequency of transfers you can make. The limitations on transfers out of the fixed account option are more restrictive than those that apply to transfers out of investment accounts.

Early surrender risk

   There are surrender charges assessed if you surrender your policy in the first 10 policy years. Depending on the policy value at the time you are considering surrender, there may be little or no surrender value payable to you.

Market timing risk

   Variable investment accounts in variable life insurance products can be a prime target for abusive transfer activity because these products value their investment accounts on a daily basis and allow transfers among investment accounts without immediate tax consequences. As a result, some investors may seek to frequently transfer into and out of investment accounts in reaction to market news or to exploit a perceived pricing inefficiency. Whatever the reason, long-term investors in an investment account can be harmed by frequent transfer activity since such activity may expose the investment account's underlying portfolio to increased portfolio transaction costs and/or disrupt the portfolio manager's ability to effectively manage the portfolio's investments in accordance with the portfolio's investment objectives and policies, both of which may result in dilution with respect to interests held for long-term investment.

   To discourage disruptive frequent trading activity, we impose restrictions on transfers (see "Transfers of existing policy value") and reserve the right to change, suspend or terminate telephone, facsimile and internet transaction privileges (see "How you communicate with us"). In addition, we reserve the right to take other actions at any time to restrict trading, including, but not limited to: (i) restricting the number of transfers made during a defined period, (ii) restricting the dollar amount of transfers, and (iii) restricting transfers into and out of certain investment accounts. We also reserve the right to defer a transfer at any time we are unable to purchase or redeem shares of the underlying portfolio.

   While we seek to identify and prevent disruptive frequent trading activity, it may not always be possible to do so. Therefore, no assurance can be given that the restrictions we impose will be successful in preventing all disruptive frequent trading and avoiding harm to long-term investors.

Tax risks

   In order for you to receive the tax benefits extended to life insurance under the Internal Revenue Code, your policy must comply with certain requirements of the Code. We will monitor your policy for compliance with these requirements, but a policy might fail to qualify as life insurance in spite of our monitoring. If this were to occur, you would be subject to income tax on the income credited to your policy for the period of disqualification and all subsequent periods. The tax laws also contain a so-called "7 pay limit" that limits the amount of premium that can be paid in relation to the policy's death benefit. If the limit is violated, the policy will be treated as a "modified endowment contract", which can have adverse tax consequences. There are also certain Treasury Department rules referred to as the "investor control rules" that determine whether you would be treated as the "owner" of the assets underlying your policy. If that were determined to be the case, you would be taxed on any income or gains those assets generate. In other words, you would lose the value of the so-called "inside build-up" that is a major benefit of life insurance.

   In general, you will be taxed on the amount of distributions that exceed the premiums paid under the policy. Any taxable distribution will be treated as ordinary income (rather than as capital gains) for tax purposes.

   There is a tax risk associated with policy loans. Although no part of a loan is treated as income to you when the loan is made unless your policy is a "modified endowment contract", surrender or lapse of the policy would result in the loan being treated as a distribution at the time of lapse or surrender. This could result in a considerable tax bill. Under certain circumstances involving large amounts of outstanding loans and an insured person of advanced age, you might find yourself having to choose between high premium requirements to keep your policy from lapsing and a significant tax burden if you allow the lapse to occur.

   Tax consequences of ownership or receipt of policy proceeds under Federal, state and local estate, inheritance, gift and other tax laws can vary greatly depending upon the circumstances of each owner or beneficiary. There can also be unfavorable tax consequences on such things as the change of policy ownership or assignment of ownership interests. For these and all the other reasons mentioned above, we recommend you consult with a qualified tax adviser before buying the policy and before exercising certain rights under the policy.

                                  FEE TABLES

   This section contains tables that describe all of the fees and expenses that you will pay when buying and owning the policy. In the first three tables, certain entries show the minimum charge, the maximum charge and the charge for the representative insured persons.

   Other entries show only the maximum charge we can assess and are labeled as such. Except where necessary to show a rate greater than zero, all rates shown in the tables have been rounded to two decimal places as required by prospectus disclosure rules. Consequently, the actual rates charged may be slightly higher or lower than those shown in the tables.

   The first table below describes the fees and expenses that you will pay at the time that you pay a premium, withdraw policy value, surrender the policy, lapse the policy or transfer policy value between investment accounts. We reserve the right to increase the premium charge beyond the level indicated on the Transaction Fees table in order to correspond with changes in state premium tax levels or in the Federal income tax treatment of the deferred acquisition costs for this type of policy. Currently, state premium tax levels range from 0% to 3.5%.

                                                Transaction Fees
----------------------------------------------------------------------------------------------------------------
Charge                                      When Charge is Deducted                    Amount Deducted
------                                ------------------------------------ ----------------------------------------
Maximum premium charge                Upon payment of premium              6% of each premium paid
Maximum withdrawal fee                Upon making a withdrawal             The lesser of 2% of the withdrawal
                                                                           amount or $25 (currently $ 0)/(1)/
Surrender charge/(2)/                 Upon surrender, policy lapse or any
                                      reduction
                                      in Base Face Amount
   Minimum surrender charge                                                $3.73 per thousand dollars of Base Face
                                                                           Amount
   Maximum surrender charge                                                $39.90 per thousand dollars of Base Face
                                                                           Amount
   Surrender charge for                                                    $23.38 per thousand dollars of Base Face
   representative insured persons                                          Amount
Maximum transfer fee                  Upon each transfer into or out of an $25 (currently $ 0)/(1)/
                                      investment account beyond an annual
                                      limit of not less than 12

--------
(1) This charge is not currently imposed, but we reserve the right to do so in the policy.
(2) A surrender charge is applicable for 10 policy years from the Policy Date. The Surrender Charge for the Base Face Amount is calculated as a level amount at issue and is stated in the Policy Specifications page of your policy. The Surrender Charge at issue varies by the sex, issue age, underwriting risk class of the insured persons, and death benefit option. The Surrender Charge will reduce monthly over the Surrender Charge Period as a percentage of the initial amount stated in the Policy Specifications page of your policy. The charges shown in the table are the amounts applied in month one in the first year of the Surrender Charge Period. The minimum charge shown in the table is for two female standard non-smoker underwriting risks with death benefit Option __, the maximum charge shown is for two 90 year old male substandard smoker underwriting risks with death benefit Option __, and the charge for the representative insured persons is for a 55 year old male standard non-smoker underwriting risk and a 52 year old female standard non-smoker underwriting risk with death benefit Option __.

   The next two tables describe the charges and expenses that you will pay periodically during the time you own the policy. These tables do not include fees and expenses paid at the portfolio level. Except for the policy loan interest rate, all of the charges shown in the tables are deducted from your policy value. The second table is devoted only to optional supplementary rider benefits.

                                   Periodic Charges Other Than Fund Operating Expenses
-------------------------------------------------------------------------------------------------------------------------
                                                                                   Amount Deducted
                                                            --------------------------------------------------------------
Charge                            When Charge is Deducted          Guaranteed Rate                  Current Rate
------                          --------------------------- ------------------------------ -------------------------------
Cost of insurance charge:/(1)/  Monthly
   Minimum charge                                           $0.00001 per $1,000 of NAR     $0.00001 per $1,000 of NAR
   Maximum charge                                           $83.33 per $1,000 of NAR       $83.33 per $1,000 of NAR
   Charge for representative                                $0.003 per $1,000 of NAR       $0.001 per $1,000 of NAR
   insured persons
Face Amount charge:/(2)/        Monthly for 10 policy years
                                from the Policy Date
   Minimum charge                                           $0.02 per $1,000 of Base Face  $0.02 per $1,000 of Base Face
                                                            Amount                         Amount
   Maximum charge                                           $0.50 per $1,000 of Base Face  $0.50 per $1,000 of Base Face
                                                            Amount                         Amount
   Charge for representative                                $0.13 per $1,000 of Base Face  $0.13 per $1,000 of Base Face
   insured persons                                          Amount                         Amount
Administrative charge           Monthly                     $ 25                           $ 25
Asset-based risk charge/(3)/    Monthly                     0.08% of policy value in       0.00% of policy value in
                                                            policy years 1-15 0.02% of     policy years 1-15 0.00% of
                                                            policy value in policy year 16 policy value in policy years 16
                                                            and thereafter                 and thereafter
Maximum policy loan interest    Accrues daily Payable       4.25%                          4.25%
rate/(4)/                       annually

--------
(1) The cost of insurance charge is determined by multiplying the amount of insurance for which we are at risk (the net amount at risk or "NAR") by the applicable cost of insurance rate. The rates vary widely depending upon the length of time the policy has been in effect, the insurance risk characteristics of the insured persons and (generally) the gender of the insured persons. The "minimum" guaranteed and current rates shown in the table are the rates in the first policy year for a policy issued to cover two 20 year old female super preferred non-smoker underwriting risks. The "maximum" guaranteed and current rates shown in the table are the rates in the first policy year for two 90 year old male substandard smoker underwriting risks. The "representative insured persons" guaranteed and current rates shown in the table refer to a 55 year old male standard non-smoker underwriting risk and a 52 year old female standard non-smoker underwriting risk. The charges shown in the table may not be particularly relevant to your current situation. For more information about cost of insurance rates, talk to your John Hancock USA representative.
(2) This charge is determined by multiplying the Base Face Amount at issue by the applicable rate. The rates vary by the sex, issue age, and risk classification at issue of the insured persons and the death benefit option. The "minimum" guaranteed and current rates shown in the table are for two 20 year old female super preferred non-smokers electing death benefit Option 1. The "maximum" guaranteed and current rates shown in the table are for two 90 year old male substandard smokers electing death benefit Option 2. The representative insured persons guaranteed and current rates referred to in the table are for a 55 year old male standard non-smoker and a 52 year old female standard non-smoker electing death benefit Option 1.
(3) This charge only applies to that portion of policy value held in the investment accounts. The charge determined does not apply to any fixed account. This charge is not currently imposed but we reserve the right to do so.
(4) 4.25% is the maximum effective annual interest rate we can charge and applies only during policy years 1-10. The effective annual interest rate is 3.0% thereafter (although we reserve the right to increase the rate after the tenth policy year to as much as 3.25%). The amount of any loan is transferred from the accounts to a special loan account which earns interest at an effective annual rate of 3.0%. Therefore, the cost of a loan is the difference between the loan interest we charge and the interest we credit to the special loan account.

                                               Rider Charges
------------------------------------------------------------------------------------------------------------
                                    When Charge is                        Amount Deducted
Charge                                 Deducted                           Guaranteed Rate
------                          ---------------------- -----------------------------------------------------
Cash Value Enhancement Rider:   Upon policy issue      $ 500.00
Extended No-Lapse Guarantee     Monthly
Rider:/(1)/
   Minimum charge                                      $0.01 per $1,000 of Base Face Amount
   Maximum charge                                      $0.08 per $1,000 of Base Face Amount
   Charge for representative                           $0.04 per $1,000 of Base Face Amount
   insured persons
Policy Split Option Rider:      Monthly                $0.06 per $1,000 of the current Total Face Amount

                                                                          Amount Deducted
                                                       -----------------------------------------------------
                                                            Guaranteed Rate              Current Rate
                                                       -------------------------- --------------------------
Return of Premium Death         Monthly
Benefit Rider:/(2)/
   Minimum charge                                      $0.00001 per $1,000 of NAR $0.00001 per $1,000 of NAR
   Maximum charge                                      $83.33 per $1,000 of NAR   $83.33 per $1,000 of NAR
   Charge for representative                           $0.003 per $1,000 of NAR   $0.001 per $1,000 of NAR
   insured persons
Overloan Protection Rider:/(3)/ At exercise of benefit
   Minimum charge                                      0.08%                      0.05%
   Maximum charge                                      6.75%                      4.50%

--------
(1) The charge for this rider is determined by multiplying the Base Face Amount at issue by the applicable rate. The rates vary by sex, issue age, and risk classifications of the insured persons. The "minimum" rate shown in the table is for two 20 year old female super preferred underwriting risks. The "maximum" rate shown in the table is for two 90 year old male standard smoker underwriting risks. The "representative insured persons" referred to in the table are a 55 year old male standard non-smoker underwriting risk and a 52 year old female standard non-smoker underwriting risk. The charges shown are based on the maximum Extended No Lapse Guarantee period that you may elect under this rider.
(2) The Return of Premium Death Benefit Rider charge is determined by multiplying the amount of insurance for which we are at risk (the net amount at risk or "NAR") by the applicable cost of insurance rate. The rates vary widely depending upon the length of time the policy has been in effect, the insurance risk characteristics of the insured persons and (generally) the gender of the insured persons. The "minimum" guaranteed and current rates shown in the table are the rates in the first policy year for a policy issued to cover two 20 year old female super preferred non-smoker underwriting risks. The "maximum" guaranteed and current rates shown in the table are the rates in the first policy year for two 90 year old male substandard smoker underwriting risks. The "representative insured persons" guaranteed and current rates shown in the table refer to a 55 year old male standard non-smoker underwriting risk and a 52 year old female standard non-smoker underwriting risk. The charges shown in the table may not be particularly relevant to your current situation. For more information about cost of insurance rates, talk to your John Hancock USA representative.
(3) The charge for this rider is determined as a percentage of unloaned account value. The rates vary by the attained age of the younger insured person at the time of exercise. The minimum rate shown is for the younger insured person who has reached or would have reached attained age 120. The maximum rate shown is for the younger insured person who has reached or would have reached attained age 75.

   The next table describes the minimum and maximum portfolio level fees and expenses charged by any of the portfolios underlying a variable investment option offered through this prospectus, expressed as a percentage of average net assets (rounded to two decimal places). These expenses are deducted from portfolio assets.

Total Annual Portfolio Operating Expenses                       Minimum Maximum
-----------------------------------------                       ------- -------
Range of expenses, including management fees, distribution
and/ or service (12b-1) fees, and other expenses                 0.50%   1.53%

   The next table describes the fees and expenses for each class of shares of each portfolio underlying a variable investment option offered through this prospectus. None of the portfolios charge a sales load or surrender fee. The fees and expenses do not reflect the fees and expenses of any variable insurance contract or qualified plan which may use the portfolio as its underlying investment medium. Except for the American International, American Growth, American Growth-Income, American Blue Chip Income and Growth, American Bond and PIMCO VIT All Asset portfolios, all of the portfolios shown in the table are NAV class shares that are not subject to Rule 12b-1 fees. Except as indicated in the footnotes appearing at the end of the table, the expense ratios are based upon the portfolio's actual expenses for the year ended December 31, 2006.

   Portfolio Annual Expenses

(as a percentage of portfolio average net assets, rounded to two decimal places)

                                                                  Acquired
                                    Management  12b-1  Other     Fund Fees          Total
Portfolio                              Fees     Fees  Expenses and Expenses/1/ Annual Expenses
---------                           ----------  ----- -------- --------------  ---------------
Science & Technology...............    1.05%/A/  N/A    0.07%       0.00%           1.12%
Pacific Rim........................    0.80%     N/A    0.24%                       1.04%
Health Sciences....................    1.05%/A/  N/A    0.12%                       1.17%
Emerging Growth....................    0.80%     N/A    0.08%                       0.88%
Small Cap Growth...................    1.07%     N/A    0.06%                       1.13%
Emerging Small Company.............    0.97%     N/A    0.07%                       1.04%
Small Cap/B/.......................    0.85%     N/A    0.03%                       0.88%
Small Cap Index....................    0.49%     N/A    0.04%                       0.53%
Dynamic Growth.....................    0.95%     N/A    0.07%                       1.02%
Mid Cap Stock......................    0.84%     N/A    0.08%                       0.92%
Natural Resources..................    1.00%     N/A    0.07%                       1.07%
All Cap Growth.....................    0.85%     N/A    0.06%                       0.91%
Strategic Opportunities............    0.80%     N/A    0.08%                       0.88%
Financial Services.................    0.82%/C/  N/A    0.09%                       0.91%
International Opportunities........    0.90%     N/A    0.06%                       0.96%
International Small Cap............    0.92%     N/A    0.21%                       1.13%
International Equity Index B/B/D/I/    0.55%     N/A    0.04%                       0.59%
Overseas Equity/B/.................    1.05%     N/A    0.23%                       1.28%
American International/E/H/........    0.52%    0.60%   0.08%                       1.20%
International Value................    0.82%/F/  N/A    0.19%                       1.01%
International Core.................    0.89%     N/A    0.07%                       0.96%
Quantitative Mid Cap...............    0.74%     N/A    0.10%                       0.84%
Mid Cap Index......................    0.49%     N/A    0.04%                       0.53%
Mid Cap Core.......................    0.87%     N/A    0.08%                       0.95%
Global.............................    0.82%/F/  N/A    0.16%                       0.98%
Capital Appreciation...............    0.81%     N/A    0.05%                       0.86%
American Growth/E/.................    0.33%    0.60%   0.04%                       0.97%
U.S. Global Leaders Growth.........    0.70%     N/A    0.06%                       0.76%
Quantitative All Cap...............    0.71%     N/A    0.06%                       0.77%
All Cap Core.......................    0.80%     N/A    0.07%                       0.87%
Total Stock Market Index...........    0.49%     N/A    0.04%                       0.53%
Blue Chip Growth...................    0.81%/A/  N/A    0.07%                       0.88%
U.S. Large Cap.....................    0.83%     N/A    0.06%                       0.89%
Core Equity........................    0.79%     N/A    0.06%                       0.85%
Strategic Value....................    0.85%     N/A    0.08%                       0.93%
Large Cap Value....................    0.84%     N/A    0.08%                       0.92%
Classic Value......................    0.80%     N/A    0.24%                       1.04%
Utilities..........................    0.85%     N/A    0.19%                       1.04%
Real Estate Securities.............    0.70%     N/A    0.06%                       0.76%

                                                                        Acquired
                                        Management  12b-1  Other       Fund Fees          Total
Portfolio                                  Fees     Fees  Expenses   and Expenses/1/ Annual Expenses
---------                               ----------  ----- --------   --------------  ---------------
Small Cap Opportunities................    0.99%     N/A    0.08%                         1.07%
Small Cap Value/B/D/...................    1.07%     N/A    0.05%                         1.12%
Small Company Value/D/ ................    1.03%/A/  N/A    0.05%                         1.08%
Special Value..........................    1.00%     N/A    0.21%                         1.21%
Mid Value..............................    0.98%/A/  N/A    0.08%                         1.06%
Mid Cap Value..........................    0.85%     N/A    0.05%                         0.90%
Value..................................    0.74%     N/A    0.06%                         0.80%
All Cap Value..........................    0.83%     N/A    0.07%                         0.90%
Growth & Income/B/.....................    0.68%     N/A    0.08%                         0.76%
500 Index B/B/D/I/.....................    0.47%     N/A    0.03%                         0.50%
Fundamental Value......................    0.77%/C/  N/A    0.05%                         0.82%
U.S. Core..............................    0.76%     N/A    0.05%                         0.81%
Large Cap/B/...........................    0.84%     N/A    0.05%                         0.89%
Quantitative Value.....................    0.70%     N/A    0.06%                         0.76%
American Growth-Income/E/..............    0.28%    0.60%   0.05%                         0.93%
Equity-Income..........................    0.81%/A/  N/A    0.05%                         0.86%
American Blue Chip Income and Growth/E/    0.44%    0.60%   0.04%                         1.08%
Income & Value.........................    0.79%     N/A    0.08%                         0.87%
Managed/B/.............................    0.69%     N/A    0.06%                         0.75%
PIMCO VIT All Asset....................    0.20%    0.25%   1.08%/G/                      1.53%
Global Allocation......................    0.85%     N/A    0.19%                         1.04%
High Yield.............................    0.66%     N/A    0.07%                         0.73%
U.S. High Yield Bond/B/D/..............    0.74%     N/A    0.21%                         0.95%
Strategic Bond.........................    0.67%     N/A    0.08%                         0.75%
Strategic Income.......................    0.73%     N/A    0.30%                         1.03%
Global Bond............................    0.70%     N/A    0.12%                         0.82%
Investment Quality Bond................    0.60%     N/A    0.09%                         0.69%
Total Return...........................    0.70%     N/A    0.07%                         0.77%
American Bond/E/.......................    0.43%    0.60%   0.04%                         1.07%
Real Return Bond.......................    0.70%     N/A    0.07%                         0.77%
Bond Index B/B/D/I/....................    0.47%     N/A    0.03%                         0.50%
Core Bond/B/...........................    0.67%     N/A    0.07%                         0.74%
Active Bond/B/.........................    0.60%     N/A    0.07%                         0.67%
U.S. Government Securities.............    0.59%     N/A    0.07%                         0.66%
Short-Term Bond/B/.....................    0.59%     N/A    0.09%                         0.68%
Money Market B/B/D/I/..................    0.49%     N/A    0.04%                         0.53%
Lifestyle Aggressive...................    0.05%     N/A    0.95%/H/                      1.00%
Lifestyle Growth.......................    0.05%     N/A    0.89%/H/                      0.94%
Lifestyle Balanced.....................    0.05%     N/A    0.86%/H/                      0.91%
Lifestyle Moderate.....................    0.05%     N/A    0.81%/H/                      0.86%
Lifestyle Conservative.................    0.05%     N/A    0.78%/H/                      0.83%

--------
/A/ The adviser has voluntarily agreed to waive a portion of its advisory fee for the Blue Chip Growth, Equity-Income, Health Sciences, Mid Value, Science & Technology, and Small Company Value portfolios. This waiver is based on the combined average daily net assets of these portfolios and the following funds of John Hancock Funds II: Blue Chip Growth Fund, Equity-Income Fund, Health Sciences Fund, Science & Technology Fund, Small Company Value Fund, Spectrum Income Fund and Real Estate Equity Fund (collectively, the "T. Rowe Portfolios").

The percentage fee reduction is as follows:

Combined Average Daily Net Assets of                 Fee Reduction
the T. Rowe Portfolios                  (as a percentage of the Management Fee)
------------------------------------    ---------------------------------------
First $750 million.....................                  0.00%
Over $750 million......................                   5.0%

Effective November 1, 2006, the percentage reduction will be as follows:

Combined Average Daily Net Assets of                 Fee Reduction
the T. Rowe Portfolios                  (as a percentage of the Management Fee)
------------------------------------    ---------------------------------------
First $750 million.....................                  0.00%
Next $750 million......................                   5.0%
Excess over $1.5 billion...............                   7.5%

This voluntary fee waiver may be terminated at any time by the adviser.
--------
/B/  Commenced operations April 29, 2005.
/C/ For the period prior to October 14, 2005, the adviser voluntarily agreed to reduce its advisory fee for the Financial Services and Fundamental Value portfolios to the amounts shown below as a percentage of average annual net assets.

                                                          Between $50 million Excess Over
Portfolio                               First $50 million  and $500 million   $500 million
---------                               ----------------- ------------------- ------------
Financial Services.....................       0.85%              0.80%            0.75%
Fundamental Value......................       0.85%              0.80%            0.75%

Effective October 14, 2005, the advisory fees for the Financial Services and the Fundamental Value portfolios were lowered to the rates for the voluntary advisory fee waiver set forth above and the voluntary advisory fee waiver was eliminated.

If the advisory fee waiver for the period prior to October 14, 2005 were reflected, it is estimated that the management fees for these portfolios would have been as follows:

                   Financial Services................. 0.82%
                   Fundamental Value.................. 0.77%
--------
/D/  Based on estimates for the current fiscal year.
/E/ Reflects the aggregate annual operating expenses of each portfolio and its corresponding master fund. In the case of the American Blue Chip Income and Growth, American Bond, American Growth, American Growth-Income and American International portfolios, and during the year ended December 31, 2005, Capital Research Management Company (the adviser to the American Blue Chip Income and Growth, American Bond, American Growth, American Growth-Income and American International portfolios) voluntarily reduced investment management fees to rates provided by amended agreement effective April 1, 2004. If such fee waiver had been reflected, the management fee would be 0.40%, 0.39%, 0.30%, 0.25% and 0.47% and Total Annual Expenses would be 1.04%, 1.03%, 0.94%, 0.90% and 1.15% .
/F/ Effective December 9, 2003, due to a decrease in the subadvisory fees for the Global and International Value portfolios, the adviser voluntarily agreed to waive its advisory fees so that the amount retained by the adviser after payment of the subadvisory fees for each such portfolio does not exceed 0.45% of the portfolio's average net assets. For the year ended December 31, 2005, the effective annual advisory fee for the Global Trust and International Value portfolios was 0.77% and 0.78%, respectively. These advisory fee waivers may be rescinded at any time.
/G/ "Other Expenses" for the PIMCO All Asset portfolio reflect an administrative fee of 0.25%, a service fee of 0.20% and expenses of underlying funds in which the PIMCO All Asset portfolio invests ("PIMCO Underlying Funds"). The PIMCO Underlying Funds' expenses (0.63%) are estimated based upon an allocation of the portfolio's assets among the PIMCO Underlying Funds and upon the total annual operating expenses of the Institutional Class shares of these PIMCO Underlying Funds. PIMCO Underlying Fund expenses will vary with changes in the expenses of the PIMCO Underlying Funds, as well as allocation of the portfolio's assets, and may be higher or lower than those shown above. PIMCO has contractually agreed, for the portfolio's current fiscal year, to waive its advisory fee to the extent that the PIMCO Underlying Funds' expenses attributable to advisory and administrative fees exceed 0.64% of the total assets invested in PIMCO Underlying Funds.
/H/ Each of the Lifestyle Trusts may invest in all the other Trust portfolios except the American Growth, American International, the American Blue Chip Income and Growth, the American Bond, and the American Growth-Income portfolios (the "Underlying Portfolios"). The Total Annual Expenses for the Underlying Portfolios range from 0.50% to 1.53%.
/I/ The adviser for this fund has agreed, pursuant to its agreement with the John Hancock Trust, to waive its management fee (or, if necessary, reimburse expenses of the fund) to the extent necessary to limit the fund's "Annual Operating Expenses". A fund's "Annual Operating Expenses" includes all of its operating expenses including advisory fees and Rule 12b-1 fees, but excludes taxes, brokerage commissions, interest, litigation and indemnification expenses and extraordinary expenses of the fund not incurred in the ordinary course of the fund's business. Under the agreement, the adviser's obligation will remain in effect until May 1, 2007 and will terminate after that date only if the John Hancock Trust, without the prior written consent of the adviser, sells shares of the fund to (or has shares of the fund held by) any person other than the variable life insurance or variable annuity insurance separate accounts of John Hancock Life Insurance Company (U.S.A.) or any of its affiliates that are specified in the agreement. If this fee waiver had been reflected, the management fee shown for the 500 Index Trust B, Bond Index Trust B, International Equity Index Trust B and Money Market Trust B would be 0.22%, 0.22%, 0.30% and 0.24%, respectively, and the Total Fund Annual Expenses shown would be 0.25%, 0.25%, 0.34% and 0.28%, respectively.

                             DETAILED INFORMATION

   This section of the prospectus provides additional detailed information that is not contained in the Summary of Benefits and Risks section.

Table of Investment Options and Investment Subadvisers

   When you select a Separate Account investment option, we invest your money in shares of a corresponding portfolio of the John Hancock Trust (the "Trust") (or the PIMCO Variable Insurance Trust (the "PIMCO Trust") with respect to the All Asset portfolio) and hold the shares in a sub-account of the Separate Account. The Fee Tables show the investment management fees, Rule 12b-1 fees and other operating expenses for these portfolio shares as a percentage (rounded to two decimal places) of each portfolio's average net assets for 2006, except as indicated in the footnotes appearing at the end of the table. Fees and expenses of the portfolios are not fixed or specified under the terms of the policies and may vary from year to year. These fees and expenses differ for each portfolio and reduce the investment return of each portfolio. Therefore, they also indirectly reduce the return you will earn on any Separate Account investment options you select.

   The John Hancock Trust and the PIMCO Trust are so-called "series" type mutual funds and each is registered under the Investment Company Act of 1940 ("1940 Act") as an open-end management investment company. John Hancock Investment Management Services, LLC ("JHIMS LLC") provides investment advisory services to the Trust and receives investment management fees for doing so. JHIMS LLC pays a portion of its investment management fees to other firms that manage the Trust's portfolios. We and our affiliate own JHIMS LLC and indirectly benefit from any investment management fees JHIMS LLC retains. The All Asset portfolio of the PIMCO Trust receives investment advisory services from Pacific Investment Management Company LLC ("PIMCO") and pays investment management fees to PIMCO.

   Each of the American Blue Chip Income and Growth, American Bond, American Growth-Income, American Growth, and American International portfolios invests in Series 1 shares of the corresponding investment portfolio of the Trust and are subject to a 0.60% 12b-1 fee. The American Growth, American International, American Growth-Income, American Blue Chip Income and Growth and American Bond portfolios operate as "feeder funds", which means that the portfolio does not buy investment securities directly. Instead, it invests in a "master fund" which in turn purchases investment securities. Each of the American feeder fund portfolios has the same investment objective and limitations as its master fund. The prospectus for the American Fund master fund is included with the prospectuses for the underlying funds.

   The portfolios pay us or certain of our affiliates compensation for some of the distribution, administrative, shareholder support, marketing and other services we or our affiliates provide to the portfolios. The amount of this compensation is based on a percentage of the assets of the portfolios attributable to the variable insurance products that we and our affiliates issue. These percentages may differ from portfolio to portfolio and among classes of shares within a portfolio. In some cases, the compensation is derived from the Rule 12b-1 fees that are deducted from a portfolio's assets for the services we or our affiliates provide to that portfolio. In addition, compensation payments of up to 0.45% of assets may be made by a portfolio's investment advisers or its affiliates. We pay American Funds Distributors, Inc., the principal underwriter for the American Fund Insurance Series, a percentage of some or all of the amounts allocated to the "American" portfolios of the Trust for the marketing support services it provides. Any of these compensation payments do not, however, result in any charge to you in addition to what is shown in the Fee Tables.

   The following table provides a general description of the portfolios that underlie the variable investment options we make available under the policy. You bear the investment risk of any portfolio you choose as an investment option for your policy. You can find a full description of each portfolio, including the investment objectives, policies and restrictions of, and the risks relating to investment in the portfolio in the prospectus for that portfolio. You should read the portfolio's prospectus carefully before investing in the corresponding variable investment option.

   The investment options in the Separate Account are not publicly traded mutual funds. The investment options are only available to you as investment options in the policies, or in some cases through other variable annuity contracts or variable life insurance policies issued by us or by other life insurance companies. In some cases, the investment options also may be available through participation in certain qualified pension or retirement plans. The portfolios' investment advisers and managers (i.e. subadvisers) may manage publicly traded mutual funds with similar names and investment objectives. However, the portfolios are not directly related to any publicly traded mutual fund. You should not compare the performance of any investment option described in this prospectus with the performance of a publicly traded mutual fund. The performance of any publicly traded mutual fund could differ substantially from that of any of the investment options of our Separate Account.

   The portfolios available under the policies are as follows:

Portfolio                 Portfolio Manager                  Investment Description
------------------------  ---------------------------------- --------------------------------------------
Science & Technology      T. Rowe Price Associates, Inc.     Seeks long-term growth of capital by
                                                             investing, under normal market
                                                             conditions, at least 80% of its net assets
                                                             (plus any borrowings for investment
                                                             purposes) in common stocks of
                                                             companies expected to benefit from the
                                                             development, advancement, and use of
                                                             science and technology. Current income
                                                             is incidental to the portfolio's objective.

Pacific Rim               MFC Global Investment Management   Seeks long-term growth of capital by
                          (U.S.A.) Limited                   investing in a diversified portfolio that is
                                                             comprised primarily of common stocks
                                                             and equity-related securities of
                                                             corporations domiciled in countries in the
                                                             Pacific Rim region.

Health Sciences           T. Rowe Price Associates, Inc.     Seeks long-term capital appreciation by
                                                             investing, under normal market
                                                             conditions, at least 80% of its net assets
                                                             (plus any borrowings for investment
                                                             purposes) in common stocks of
                                                             companies engaged in the research,
                                                             development, production, or distribution
                                                             of products or services related to health
                                                             care, medicine, or the life sciences.

Emerging Growth           MFC Global Investment Management   Seeks superior long-term rates of return
                          (U.S.A.) Limited                   through capital appreciation by investing,
                                                             under normal circumstances, primarily in
                                                             high quality securities and convertible
                                                             instruments of small-cap U.S. companies.

Small Cap Growth          Wellington Management Company, LLP Seeks long-term capital appreciation by investing, under normal market
                                                             conditions, primarily in small-cap
                                                             companies that are believed to offer
                                                             above average potential for growth in
                                                             revenues and earnings.

Emerging Small Company    Franklin Advisers, Inc.            Seeks long-term growth of capital by
                                                             investing, under normal market
                                                             conditions, at least 80% of its net assets
                                                             (plus any borrowings for investment
                                                             purposes) in common stock equity
                                                             securities of companies with market
                                                             capitalizations that approximately match
                                                             the range of capitalization of the Russell
                                                             2000 Growth Index* at the time of
                                                             purchase.

Small Cap                 Independence Investment LLC        Seeks maximum capital appreciation
                                                             consistent with reasonable risk to
                                                             principal by investing, under normal
                                                             market conditions, at least 80% of its net
                                                             assets in equity securities of companies
                                                             whose market capitalization is under $2
                                                             billion.

Small Cap Index           MFC Global Investment Management   Seeks to approximate the aggregate total
                          (U.S.A.) Limited                   return of a small cap U.S. domestic equity
                                                             market index by attempting to track the
                                                             performance of the Russell 2000 Index.*

Dynamic Growth            Deutsche Asset Management Inc.     Seeks long-term growth of capital by
                                                             investing in stocks and other equity
                                                             securities of medium-sized U.S.
                                                             companies with strong growth potential.

Mid Cap Stock             Wellington Management Company, LLP Seeks long-term growth of capital by investing primarily in equity securities of
                                                             mid-size companies with significant
                                                             capital appreciation potential.

Natural Resources         Wellington Management Company, LLP Seeks long-term total return by investing, under normal market conditions,
                                                             primarily in equity and equity-related
                                                             securities of natural resource-related
                                                             companies worldwide.

Portfolio                               Portfolio Manager                     Investment Description
-----------------------------  ----------------------------------- ---------------------------------------------
All Cap Growth                 AIM Capital Management, Inc.        Seeks long-term capital appreciation by
                                                                   investing the portfolio's assets, under
                                                                   normal market conditions, principally in
                                                                   common stocks of companies that are
                                                                   likely to benefit from new or innovative
                                                                   products, services or processes, as well as
                                                                   those that have experienced above
                                                                   average, long-term growth in earnings
                                                                   and have excellent prospects for future
                                                                   growth.

Strategic Opportunities        Fidelity Management & Research      Seeks growth of capital by investing
                               Company                             primarily in common stocks. Investments
                                                                   may include securities of domestic and
                                                                   foreign issuers, and growth or value
                                                                   stocks or a combination of both.

Financial Services             Davis Advisors                      Seeks growth of capital by investing
                                                                   primarily in common stocks of financial
                                                                   companies. During normal market
                                                                   conditions, at least 80% of the portfolio's
                                                                   net assets (plus any borrowings for
                                                                   investment purposes) are invested in
                                                                   companies that are principally engaged in
                                                                   financial services. A company is
                                                                   "principally engaged" in financial
                                                                   services if it owns financial services-
                                                                   related assets constituting at least 50% of
                                                                   the value of its total assets, or if at least
                                                                   50% of its revenues are derived from its
                                                                   provision of financial services.

International Opportunities    Marisco Capital Management, LLC     Seeks long-term growth of capital by
                                                                   investing, under normal market
                                                                   conditions, at least 65% of its assets in
                                                                   common stocks of foreign companies that
                                                                   are selected for their long-term growth
                                                                   potential. The portfolio may invest in
                                                                   companies of any size throughout the
                                                                   world. The portfolio normally invests in
                                                                   issuers from at least three different
                                                                   countries not including the U.S. The
                                                                   portfolio may invest in common stocks of
                                                                   companies operating in emerging
                                                                   markets.

International Small Cap        Templeton Investment Counsel, Inc.  Seeks capital appreciation by investing primarily in the common stock of
                                                                   companies located outside the U.S. which
                                                                   have total stock market capitalization or
                                                                   annual revenues of $1.5 billion or less.

International Equity Index B   SSgA Funds Management, Inc.         Seeks to track the performance of broad-
                                                                   based equity indices of foreign companies
                                                                   in developed and emerging markets by
                                                                   attempting to track the performance of the
                                                                   MSCI All Country World ex-US Index*.
                                                                   (Series I shares are available for sale to
                                                                   contracts purchased prior to May 13,
                                                                   2002; Series II shares are available for
                                                                   sale to contracts purchased on or after
                                                                   May 13, 2002).

Overseas Equity                Capital Guardian Trust Company      Seeks long-term capital appreciation by
                                                                   investing, under normal conditions, at
                                                                   least 80% of its assets in equity securities
                                                                   of a diversified mix of large established
                                                                   and medium-sized foreign companies
                                                                   located primarily in developed countries
                                                                   and, to a lesser extent, in emerging
                                                                   markets.

American International         Capital Research Management Company Invests all of its assets in Class 2 shares of the International Fund, a series of
                                                                   American Fund Insurance Series. The
                                                                   International Fund invests primarily in
                                                                   common stocks of companies located
                                                                   outside the United States.

International Value            Templeton Investment Counsel, Inc.  Seeks long-term growth of capital by investing, under normal market
                                                                   conditions, primarily in equity securities
                                                                   of companies located outside the U.S.,
                                                                   including emerging markets.

Portfolio                               Portfolio Manager                     Investment Description
-----------------------------  ----------------------------------- ---------------------------------------------
International Core             Grantham, Mayo, Van Otterloo & Co.  Seeks to outperform the MSCI EAFE
                               LLC                                 Index* by investing typically in a
                                                                   diversified portfolio of equity investments
                                                                   from developed markets other than the
                                                                   U.S.

Quantitative Mid Cap           MFC Global Investment Management    Seeks long-term growth of capital by
                               (U.S.A.) Limited                    investing, under normal market
                                                                   conditions, at least 80% of its total assets
                                                                   (plus any borrowings for investment
                                                                   purposes) in U.S. mid- cap stocks,
                                                                   convertible preferred stocks, convertible
                                                                   bonds and warrants.

Mid Cap Index                  MFC Global Investment Management    Seeks to approximate the aggregate total
                               (U.S.A.) Limited                    return of a mid- cap U.S. domestic equity
                                                                   market index by attempting to track the
                                                                   performance of the S&P Mid Cap 400
                                                                   Index*.

Mid Cap Core                   AIM Capital Management, Inc.        Seeks long-term growth of capital by
                                                                   investing, under normal market
                                                                   conditions, at least 80% of its assets in
                                                                   equity securities, including convertible
                                                                   securities, of mid- capitalization
                                                                   companies.

Global                         Templeton Global Advisors Limited   Seeks long-term capital appreciation by
                                                                   investing, under normal market
                                                                   conditions, at least 80% of its net assets
                                                                   (plus any borrowings for investment
                                                                   purposes) in equity securities of
                                                                   companies located anywhere in the world,
                                                                   including emerging markets.

Capital Appreciation           Jennison Associates LLC             Seeks long-term capital growth by
                                                                   investing at least 65% of its total assets in
                                                                   equity-related securities of companies that
                                                                   exceed $1 billion in market capitalization
                                                                   and that the subadviser believes have
                                                                   above-average growth prospects. These
                                                                   companies are generally medium-to-large
                                                                   capitalization companies.

American Growth                Capital Research Management Company Invests all of its assets in Class 2 shares of the Growth Fund, a series of American
                                                                   Fund Insurance Series. The Growth Fund
                                                                   invests primarily in common stocks of
                                                                   companies that appear to offer superior
                                                                   opportunities for growth of capital.

U.S. Global Leaders Growth     Sustainable Growth Advisers, L.P.   Seeks long-term growth of capital by
                                                                   investing, under normal market
                                                                   conditions, primarily in common stocks
                                                                   of "U.S. Global Leaders."

Quantitative All Cap           MFC Global Investment Management    Seeks long-term growth of capital by
                               (U.S.A.) Limited                    investing, under normal circumstances,
                                                                   primarily in equity securities of U.S.
                                                                   companies. The portfolio will generally
                                                                   focus on equity securities of U.S.
                                                                   companies across the three market
                                                                   capitalization ranges of large, mid and
                                                                   small.

All Cap Core                   Deutsche Asset Management Inc.      Seeks long-term growth of capital by
                                                                   investing primarily in common stocks and
                                                                   other equity securities within all asset
                                                                   classes (small, mid and large cap)
                                                                   primarily those within the Russell 3000
                                                                   Index*.

Total Stock Market Index       MFC Global Investment Management    Seeks to approximate the aggregate total
                               (U.S.A.) Limited                    return of a broad U.S. domestic equity
                                                                   market index by attempting to track the
                                                                   performance of the Wilshire 5000 Equity
                                                                   Index*.

Blue Chip Growth               T. Rowe Price Associates, Inc.      Seeks to achieve long-term growth of
                                                                   capital (current income is a secondary
                                                                   objective) by investing, under normal
                                                                   market conditions, at least 80% of the
                                                                   portfolio's total assets in the common
                                                                   stocks of large and medium- sized blue
                                                                   chip growth companies. Many of the
                                                                   stocks in the portfolio are expected to pay
                                                                   dividends.

Portfolio                         Portfolio Manager                     Investment Description
------------------------  ---------------------------------- ---------------------------------------------
U.S. Large Cap            Capital Guardian Trust Company     Seeks long-term growth of capital and
                                                             income by investing the portfolio's assets,
                                                             under normal market conditions,
                                                             primarily in equity and equity-related
                                                             securities of companies with market
                                                             capitalization greater than $ 500 million.

Core Equity               Legg Mason Funds Management, Inc.  Seeks long-term capital growth by investing, under normal market
                                                             conditions, primarily in equity securities
                                                             that, in the subadviser's opinion, offer the
                                                             potential for capital growth. The
                                                             subadviser seeks to purchase securities at
                                                             large discounts to the subadviser's
                                                             assessment of their intrinsic value.

Strategic Value           Massachusetts Financial Services   Seeks capital appreciation by investing,
                          Company                            under normal market conditions, at least
                                                             65% of its net assets in common stocks
                                                             and related securities of companies which
                                                             the subadviser believes are undervalued in
                                                             the market relative to their long term
                                                             potential.

Large Cap Value           Mercury Advisors                   Seeks long-term growth of capital by
                                                             investing, under normal market
                                                             conditions, primarily in a diversified
                                                             portfolio of equity securities of large cap
                                                             companies located in the U.S.

Classic Value             Pzena Investment Management, LLC   Seeks long-term growth of capital by
                                                             investing, under normal market
                                                             conditions, at least 80% of its net assets in
                                                             domestic equity securities.

Utilities                 Massachusetts Financial Services   Seeks capital growth and current income
                          Company                            (income above that available from a
                                                             portfolio invested entirely in equity
                                                             securities) by investing, under normal
                                                             market conditions, at least 80% of the
                                                             portfolio's net assets (plus any
                                                             borrowings for investment purposes) in
                                                             equity and debt securities of domestic and
                                                             foreign companies in the utilities industry.

Real Estate Securities    Deutsche Asset Management Inc.     Seeks to achieve a combination of long-
                                                             term capital appreciation and current
                                                             income by investing, under normal
                                                             market conditions, at least 80% of its net
                                                             assets (plus any borrowings for
                                                             investment purposes) in equity securities
                                                             of real estate investment trusts ("REITS")
                                                             and real estate companies.

Small Cap Opportunities   Munder Capital Management          Seeks long-term capital appreciation by
                                                             investing, under normal circumstances, at
                                                             least 80% of its assets in equity securities
                                                             of companies with market capitalizations
                                                             within the range of the companies in the
                                                             Russell 2000 Index*.

Small Cap Value           Wellington Management Company, LLP Seeks long-term capital appreciation by investing, under normal market
                                                             conditions, at least 80% of its assets in
                                                             small-cap companies that are believed to
                                                             be undervalued by various measures and
                                                             offer good prospects for capital
                                                             appreciation.

Small Company Value       T. Rowe Price Associates, Inc.     Seeks long-term growth of capital by
                                                             investing, under normal market
                                                             conditions, primarily in small companies
                                                             whose common stocks are believed to be
                                                             undervalued. Under normal market
                                                             conditions, the portfolio will invest at
                                                             least 80% of its net assets (plus any
                                                             borrowings for investment purposes) in
                                                             companies with a market capitalization
                                                             that do not exceed the maximum market
                                                             capitalization of any security in the
                                                             Russell 2000 Index* at the time of
                                                             purchase.

Portfolio                                Portfolio Manager                      Investment Description
-----------------------------  -------------------------------------- -------------------------------------------
Special Value                  Salomon Brothers Asset Management Inc. Seeks long-term capital growth by
(only Series II available)                                            investing, under normal circumstances, at
                                                                      least 80% of its net assets in common
                                                                      stocks and other equity securities of
                                                                      companies whose market capitalization at
                                                                      the time of investment is no greater than
                                                                      the market capitalization of companies in
                                                                      the Russell 2000 Value Index*.

Mid Value                      T. Rowe Price Associates, Inc.         Seeks long-term capital appreciation by
                                                                      investing, under normal market
                                                                      conditions, primarily in a diversified mix
                                                                      of common stocks of mid size U.S.
                                                                      companies that are believed to be
                                                                      undervalued by various measures and
                                                                      offer good prospects for capital
                                                                      appreciation.

Mid Cap Value                  Lord, Abbett & Co                      Seeks capital appreciation by investing,
                                                                      under normal market conditions, at least
                                                                      80% of the portfolio's net assets (plus any
                                                                      borrowings for investment purposes) in
                                                                      mid-sized companies, with market
                                                                      capitalization of roughly $ 500 million to
                                                                      $10 billion.

Value                          Van Kampen                             Seeks to realize an above-average total
                                                                      return over a market cycle of three to five
                                                                      years, consistent with reasonable risk, by
                                                                      investing primarily in equity securities of
                                                                      companies with capitalizations similar to
                                                                      the market capitalization of companies in
                                                                      the Russell Midcap Value Index*.

All Cap Value                  Lord, Abbett & Co                      Seeks capital appreciation by investing in
                                                                      equity securities of U.S. and multinational
                                                                      companies in all capitalization ranges that
                                                                      the subadviser believes are undervalued.

Growth & Income                Independence Investment LLC            Seeks income and long-term capital
                                                                      appreciation by investing, under normal
                                                                      market conditions, primarily in a
                                                                      diversified mix of common stocks of
                                                                      large U.S. companies.

500 Index B                    MFC Global Investment Management       Seeks to approximate the aggregate total
                               (U.S.A.) Limited                       return of a broad U.S. domestic equity
                                                                      market index investing, under normal
                                                                      market conditions, at least 80% of its net
                                                                      assets (plus any borrowings for
                                                                      investment purposes) in (a) the common
                                                                      stocks that are included in the S&P 500
                                                                      Index* and (b) securities (which may or
                                                                      may not be included in the S&P 500
                                                                      Index) that MFC Global (U.S.A.) believes
                                                                      as a group will behave in a manner
                                                                      similar to the index.

Fundamental Value              Davis Advisors                         Seeks growth of capital by investing,
                                                                      under normal market conditions,
                                                                      primarily in common stocks of U.S.
                                                                      companies with market capitalizations of
                                                                      at least $5 billion that the subadviser
                                                                      believes are undervalued. The portfolio
                                                                      may also invest in U.S. companies with
                                                                      smaller capitalizations.

U.S. Core                      Grantham, Mayo, Van Otterloo & Co.     Seeks long-term growth of capital and
                               LLC                                    income, consistent with prudent
                                                                      investment risk, by investing primarily in
                                                                      a diversified portfolio of common stocks
                                                                      of U.S. issuers which the subadviser
                                                                      believes are of high quality.

Large Cap                      UBS Global Asset Management            Seeks to maximize total return, consisting
                                                                      of capital appreciation and current income
                                                                      by investing, under normal circumstances,
                                                                      at least 80% of its net assets (plus
                                                                      borrowings for investment purposes, if
                                                                      any) in equity securities of U.S. large
                                                                      capitalization companies.

Quantitative Value             MFC Global Investment Management       Seeks long-term capital appreciation by
                               (U.S.A.) Limited                       investing primarily in large-cap U.S.
                                                                      securities with the potential for long-term
                                                                      growth of capital.

Portfolio                           Portfolio Manager                      Investment Description
------------------------  -------------------------------------- -------------------------------------------
American Growth-Income    Capital Research Management Company    Invests all of its assets in Class 2 shares
                                                                 of the Growth- Income Fund, a series of
                                                                 American Fund Insurance Series. The
                                                                 Growth-Income Fund invests primarily in
                                                                 common stocks or other securities which
                                                                 demonstrate the potential for appreciation
                                                                 and/or dividends.

Equity-Income             T. Rowe Price Associates, Inc.         Seeks to provide substantial dividend
                                                                 income and also long- term capital
                                                                 appreciation by investing primarily in
                                                                 dividend-paying common stocks,
                                                                 particularly of established companies with
                                                                 favorable prospects for both increasing
                                                                 dividends and capital appreciation.

American Blue Chip        Capital Research Management Company    Invests all of its assets in Class 2 shares
Income and Growth                                                of the Blue Chip Income and Growth
                                                                 Fund, a series of American Fund
                                                                 Insurance Series. The Blue Chip Income
                                                                 and Growth Fund invests primarily in
                                                                 common stocks of larger, more
                                                                 established companies based in the U.S.
                                                                 with market capitalizations of $4 billion
                                                                 and above.

Income & Value            Capital Guardian Trust Company         Seeks the balanced accomplishment of (a)
                                                                 conservation of principal and (b) long-
                                                                 term growth of capital and income by
                                                                 investing the portfolio's assets in both
                                                                 equity and fixed- income securities. The
                                                                 subadviser has full discretion to
                                                                 determine the allocation between equity
                                                                 and fixed income securities.

Managed                   Independence Investment LLC Capital    Seeks the balanced accomplishment of (a)
                          Guardian Trust Company Declaration     conservation of principal and (b) long-
                          Management & Research LLC              term growth of capital and income by
                                                                 investing the portfolio's assets in both
                                                                 equity and fixed- income securities. The
                                                                 subadviser has full discretion to
                                                                 determine the allocation between equity
                                                                 and fixed income securities.

PIMCO VIT All Asset       Pacific Investment Management          The portfolio invests primarily in a
Portfolio                 Company                                diversified mix of: (a) common stocks of
(a series of the PIMCO                                           large and mid sized U.S. companies, and
Variable Insurance                                               (b) bonds with an overall intermediate
Trust) (only Class M is                                          term average maturity.
available for sale)

Global Allocation         UBS Global Asset Management            Seeks total return, consisting of long-term
                                                                 capital appreciation and current income,
                                                                 by investing in equity and fixed income
                                                                 securities of issuers located within and
                                                                 outside the U.S.

High Yield                Salomon Brothers Asset Management Inc. Seeks to realize an above-average total return over a market cycle of three to five
                                                                 years, consistent with reasonable risk, by
                                                                 investing primarily in high yield debt
                                                                 securities, including corporate bonds and
                                                                 other fixed-income securities.

U.S. High Yield Bond      Wells Fargo Fund Management, LLC       Seeks total return with a high level of
                                                                 current income by investing, under
                                                                 normal market conditions, primarily in
                                                                 below investment-grade debt securities
                                                                 (sometimes referred to as "junk bonds" or
                                                                 high yield securities). The portfolio also
                                                                 invests in corporate debt securities and
                                                                 may buy preferred and other convertible
                                                                 securities and bank loans.

Strategic Bond            Salomon Brothers Asset Management Inc. Seeks a high level of total return consistent with preservation of capital by
                                                                 giving its subadviser broad discretion to
                                                                 deploy the portfolio's assets among
                                                                 certain segments of the fixed income
                                                                 market as the subadviser believes will
                                                                 best contribute to achievement of the
                                                                 portfolio's investment objective.

Portfolio                          Portfolio Manager                      Investment Description
------------------------  ------------------------------------ ---------------------------------------------
Strategic Income          Sovereign Asset Management, LLC, LLC Seeks a high level of current income by investing, under normal market
                                                               conditions, primarily in foreign
                                                               government and corporate debt securities
                                                               from developed and emerging markets;
                                                               U.S. Government and agency securities;
                                                               and U.S. high yield bonds.

Global Bond               Pacific Investment Management        Seeks to realize maximum total return,
                          Company                              consistent with preservation of capital and
                                                               prudent investment management, by
                                                               investing the portfolio's assets primarily
                                                               in fixed income securities denominated in
                                                               major foreign currencies, baskets of
                                                               foreign currencies (such as the ECU), and
                                                               the U.S. dollar.

Investment Quality Bond   Wellington Management Company, LLP   Seeks a high level of current income
                                                               consistent with the maintenance of
                                                               principal and liquidity, by investing in a
                                                               diversified portfolio of investment grade
                                                               bonds. Investments will tend to focus on
                                                               corporate bonds and U.S. Government
                                                               bonds with intermediate to longer term
                                                               maturities. The portfolio may also invest
                                                               up to 20% of its assets in non-investment
                                                               grade fixed income securities.

Total Return              Pacific Investment Management        Seeks to realize maximum total return,
                          Company                              consistent with preservation of capital and
                                                               prudent investment management, by
                                                               investing, under normal market
                                                               conditions, at least 65% of the portfolio's
                                                               assets in a diversified portfolio of fixed
                                                               income securities of varying maturities.
                                                               The average portfolio duration will
                                                               normally vary within a three-to six-year
                                                               time frame based on the subadviser's
                                                               forecast for interest rates.

American Bond             Capital Research Management Co LLC   Seeks to maximize current income and
                                                               preserve capital.

Real Return Bond          Pacific Investment Management        Seeks maximum return, consistent with
                          Company                              preservation of capital and prudent
                                                               investment management, by investing,
                                                               under normal market conditions, at least
                                                               80% of its net assets in inflation-indexed
                                                               bonds of varying maturities issued by the
                                                               U.S. and non-U.S. governments and by
                                                               corporations.

Bond Index B              Declaration Management & Research    Seeks to track the performance of the
                          LLC                                  Lehman Brothers Aggregate Index**
                                                               (which represents the U.S. investment
                                                               grade bond market) by investing at least
                                                               80% of its assets in securities listed in the
                                                               Lehman Index.

Core Bond                 Wells Fargo Fund Management, LLC     Seeks total return consisting of income
                                                               and capital appreciation by investing,
                                                               under normal market conditions, in a
                                                               broad range of investment-grade debt
                                                               securities. The subadviser invests in debt
                                                               securities that the subadviser believes
                                                               offer attractive yields and are undervalued
                                                               relative to issues of similar credit quality
                                                               and interest rate sensitivity. From time to
                                                               time, the portfolio may also invest in
                                                               unrated bonds that the subadviser believes
                                                               are comparable to investment-grade debt
                                                               securities. Under normal circumstances,
                                                               the subadviser expects to maintain an
                                                               overall effective duration range between 4
                                                               and 5 1/2 years.

Active Bond               Declaration Management & Research    Seeks income and capital appreciation by
                          LLC Sovereign Asset Management, LLC  investing at least 80% of its assets in a diversified mix of debt securities and
                                                               instruments.

Portfolio                                Portfolio Manager                       Investment Description
-----------------------------  -------------------------------------- --------------------------------------------
U.S. Government Securities     Salomon Brothers Asset Management Inc. Seeks a high level of current income consistent with preservation of capital and
                                                                      maintenance of liquidity, by investing in
                                                                      debt obligations and mortgage-backed
                                                                      securities issued or guaranteed by the
                                                                      U.S. Government, its agencies or
                                                                      instrumentalities and derivative securities
                                                                      such as collateralized mortgage
                                                                      obligations backed by such securities.

Short Term Bond                Declaration Management & Research      Seeks income and capital appreciation by
                               LLC                                    investing at least 80% of its assets in a
                                                                      diversified mix of debt securities and
                                                                      instruments.

Money Market B                 MFC Global Investment Management       Seeks maximum current income
                               (U.S.A.) Limited                       consistent with preservation of principal
                                                                      and liquidity by investing in high quality
                                                                      money market instruments with maturities
                                                                      of 397 days or less issued primarily by U.
                                                                      S. entities.

Lifestyle Aggressive           MFC Global Investment Management       Seeks to provide long-term growth of
                               (U.S.A.) Limited Deutsche Asset        capital (current income is not a
                               Management Inc.                        consideration) by investing 100% of the
                                                                      Lifestyle Trust's assets in other portfolios
                                                                      of the Trust which invest primarily in
                                                                      equity securities.

Lifestyle Growth               MFC Global Investment Management       Seeks to provide long-term growth of
                               (U.S.A.) Limited Deutsche Asset        capital with consideration also given to
                               Management Inc.                        current income by investing
                                                                      approximately 20% of the Lifestyle
                                                                      Trust's assets in other portfolios of the
                                                                      Trust which invest primarily in fixed
                                                                      income securities and approximately 80%
                                                                      of its assets in other portfolios of the
                                                                      Trust which invest primarily in equity
                                                                      securities.

Lifestyle Balanced             MFC Global Investment Management       Seeks to provide a balance between a high
                               (U.S.A.) Limited Deutsche Asset        level of current income and growth of
                               Management Inc.                        capital with a greater emphasis given to
                                                                      capital growth by investing approximately
                                                                      40% of the Lifestyle Trust's assets in
                                                                      other portfolios of the Trust which invest
                                                                      primarily in fixed income securities and
                                                                      approximately 60% of its assets in other
                                                                      portfolios of the Trust which invest
                                                                      primarily in equity securities.

Lifestyle Moderate             MFC Global Investment Management       Seeks to provide a balance between a high
                               (U.S.A.) Limited Deutsche Asset        level of current income and growth of
                               Management Inc.                        capital with a greater emphasis given to
                                                                      current income by investing
                                                                      approximately 60% of the Lifestyle
                                                                      Trust's assets in other portfolios of the
                                                                      Trust which invest primarily in fixed
                                                                      income securities and approximately 40%
                                                                      of its assets in other portfolios of the
                                                                      Trust which invest primarily in equity
                                                                      securities.

Lifestyle Conservative         MFC Global Investment Management       Seeks to provide a high level of current
                               (U.S.A.) Limited Deutsche Asset        income with some consideration also
                               Management Inc.                        given to growth of capital by investing
                                                                      approximately 80% of the Lifestyle
                                                                      Trust's assets in other portfolios of the
                                                                      Trust which invest primarily in fixed
                                                                      income securities and approximately 20%
                                                                      of its assets in other portfolios of the
                                                                      Trust which invest primarily in equity
                                                                      securities.

--------
* "Standard & Poor's(R)," "S&P 500(R)," "Standard and Poor's 500(R)" and "S&P Mid Cap 400(R)" are trademarks of The McGraw-Hill Companies, Inc. "Russell 2000(R)," "Russell 2000(R)/ /Growth" and "Russell 3000(R)" are trademarks of Frank Russell Company. "Wilshire 5000(R)" is a trademark of Wilshire Associates. "MSCI All Country World ex US Index" and "EAFE(R)" are trademarks of Morgan Stanley & Co. Incorporated. None of the portfolios are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies make any representation regarding the advisability of investing in the portfolios.

** The Lehman Brothers Aggregate Index is a Bond Index. A Bond Index relies on indicators such as quality, liquidity, term and duration as relevant measures of performance.

   The indexes referred to in the portfolio descriptions track companies having the ranges of market capitalization, as of December 31, 2006, set out below:

       Russell 2000 Growth Index -- $26 million to $4.4 billion
       Russell 2000 Index -- $105 million to $4.4 billion
       Russell 2500 Index -- $25 million to $11.2 billion
       Russell 3000 Index -- $26 million to $370 billion
       Russell 2000 Value Index -- $41 million to $3.5 billion
       Russell Midcap Value Index -- $582 million to $18.2 billion
       Wilshire 5000 Equity Index -- $1 million to $370 billion
       MSCI All Country World ex US Index -- $419 million to $219.5 billion MSCI EAFE Index -- $419 million to $219.5 billion
       S&P Mid Cap 400 Index -- $423 million to $14.6 billion
       S&P 500 Composite Stock Price Index -- $768 million to $370 billion

   You bear the investment risk of any portfolio you choose as an investment option for your contract. A full description of each portfolio, including the investment objectives, policies and restrictions of, and the risks relating to investments in, each portfolio is contained in the portfolio prospectuses. The portfolio prospectuses should be read carefully before allocating purchase payments to a sub-account.

   If the shares of a portfolio are no longer available for investment or in our judgment investment in a portfolio becomes inappropriate, we may eliminate the shares of a portfolio and substitute shares of another portfolio of the Trust or another open-end registered investment company. Substitution may be made with respect to both existing investments and the investment of future purchase payments. However, we will make no such substitution without first notifying you and obtaining approval of the appropriate insurance regulatory authorities and the SEC (to the extent required by the 1940 Act).

   We will purchase and redeem Series Fund shares for the Account at their net asset value without any sales or redemption charges. Shares of a Series Fund represent an interest in one of the funds of the Series Fund which corresponds to a subaccount of the Account. Any dividend or capital gains distributions received by the Account will be reinvested in shares of that same fund at their net asset value as of the dates paid.

   On each business day, shares of each fund are purchased or redeemed by us for each subaccount based on, among other things, the amount of net premiums allocated to the subaccount, distributions reinvested, and transfers to, from and among subaccounts, all to be effected as of that date. Such purchases and redemptions are effected at each fund's net asset value per share determined for that same date. A "business day" is any date on which the New York Stock Exchange is open for trading. We compute policy values for each business day as of the close of that day (usually 4:00 p.m. Eastern time).

   We will vote shares of the portfolios held in the Account at the shareholder meetings according to voting instructions received from persons having the voting interest under the contracts. We will determine the number of portfolio shares for which voting instructions may be given not more than 90 days prior to the meeting. Proxy material will be distributed to each person having the voting interest under the contract together with appropriate forms for giving voting instructions. We will vote all portfolio shares that we hold (including our own shares and those we hold in the Account for contract owners) in proportion to the instructions so received.

   We determine the number of a fund's shares held in a subaccount attributable to each owner by dividing the amount of a policy's account value held in the subaccount by the net asset value of one share in the fund. Fractional votes will be counted. We determine the number of shares as to which the owner may give instructions as of the record date for a Series Fund's meeting. Owners of policies may give instructions regarding the election of the Board of Trustees or Board of Directors of a Series Fund, ratification of the selection of independent auditors, approval of Series Fund investment advisory agreements and other matters requiring a shareholder vote. We will furnish owners with information and forms to enable owners to give voting instructions. However, we may, in certain limited circumstances permitted by the SEC's rules, disregard voting instructions. If we do disregard voting instructions, you will receive a summary of that action and the reasons for it in the next semi-annual report to owners.

   The voting privileges described above reflect our understanding of applicable federal securities law requirements. To the extent that applicable law, regulations or interpretations change to eliminate or restrict the need for such voting privileges, we reserve the right to proceed in accordance with any such revised requirements. We also reserve the right, subject to compliance with applicable law, including approval of owners if so required, (1) to transfer assets determined by John Hancock USA to be associated with the class of policies to which your policy belongs from the Account to another separate account or subaccount, (2)to deregister the Account under the 1940 Act, (3) to substitute for the fund shares held by a subaccount any other investment permitted by law, and (4) to take any action necessary to comply with or obtain any exemptions from the 1940 Act. Any such change will be made only if, in our judgment, the change would best serve the interests of owners of policies in your policy class or would be appropriate in carrying out the purposes of such policies. We would notify owners of any of the forgoing changes and to the extent legally required, obtain approval of affected owners and any regulatory body prior thereto. Such notice and approval, however, may not be legally required in all cases.

Description of John Hancock USA

   We are a stock life insurance company incorporated in Maine on August 20, 1955 by a special act of the Maine legislature and redomesticated under the laws of Michigan. We are a licensed life insurance company in the District of Columbia and all states of the United States except New York. Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company, based in Toronto, Canada. MFC is the holding company of John Hancock USA and its subsidiaries. However, neither John Hancock USA nor any of its affiliated companies guarantees the investment performance of the Account.

   We have received the following ratings from independent rating agencies:

   A++ A.M. Best Superior

Companies have a very strong ability to meet their obligations; 1st category of
15

   AA+ Fitch Ratings

Very strong capacity to meet policyholder and contract obligations; 2nd category of 9

   AAA Standard & Poor's

Extremely strong financial security characteristics; 1st category of 8

   Aa2 Moody's

Excellent in financial strength; 2nd category of 9

   These ratings, which are current as of the date of this prospectus and are subject to change, are assigned as a measure of our ability to honor any guarantees provided by the policy and any applicable optional riders, but do not specifically relate to our products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio. These ratings do not apply to the safety and performance of the Separate Account.

Description of Separate Account A

   The investment accounts shown on page 1 are in fact subaccounts of Separate Account A (the "Account"), a separate account established under Pennsylvania law and operated by us under Michigan law. The Account meets the definition of "separate account" under the Federal securities laws and is registered as a unit investment trust under the 1940 Act. Such registration does not involve supervision by the SEC of the management of the Account or of us.

   The Account's assets are our property. Each policy provides that amounts we hold in the Account pursuant to the policies cannot be reached by any other persons who may have claims against us and can't be used to pay any indebtedness of John Hancock USA other than those arising out of policies that use the Account. Income, gains and losses credited to, or charged against, the Account reflect the Account's own investment experience and not the investment experience of the John Hancock USA's other assets.

   New subaccounts may be added and made available to policy owners from time to time. Existing subaccounts may be modified or deleted at any time.

The fixed account

   Our obligations under any fixed account are backed by our general account assets. Our general account consists of assets owned by us other than those in the Account and in other separate accounts that we may establish. Subject to applicable law, we have sole discretion over the investment of assets of the general account and policy owners do not share in the investment experience of, or have any preferential claim on, those assets. Instead, we guarantee that the policy value allocated to any fixed account will accrue interest daily at an effective annual rate that we determine without regard to the actual investment experience of the general account. We currently offer only one fixed account -- the standard fixed account. The effective annual rate we declare for the fixed account will never be less than 3%. We reserve the right to offer one or more additional fixed accounts with characteristics that differ from those of the current fixed account, but we are under no obligation to do so.

   Because of exemptive and exclusionary provisions, interests in our fixed account have not been and will not be registered under the Securities Act of 1933 ("1933 Act") and our general account has not been registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and we have been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to any fixed account. Disclosure regarding fixed accounts may, however, be subject to certain generally-applicable provisions of the Federal securities laws relating to accuracy and completeness of statements made in prospectuses.

The death benefit

   In your application for the policy, you will tell us how much life insurance coverage you want on the lives of the insured persons. This is called the "Total Face Amount". Total Face Amount is composed of the Base Face Amount and any Supplemental Face Amount you elect. The Supplemental Face Amount you can have generally cannot exceed 400% of the Base Face Amount at the Issue Date. Thereafter, increases to the Supplemental Face Amount cannot exceed 400% of the Total Face Amount at the Issue Date. There are a number of factors you should consider in determining whether to elect coverage in the form of Base Face Amount or in the form of Supplemental Face Amount. These factors are discussed under "Base Face Amount vs. Supplemental Face Amount" below.

   When the last surviving insured person dies, we will pay the death benefit minus any outstanding policy debt and unpaid fees and charges. There are two ways of calculating the death benefit. You must choose which one you want in the application. The two death benefit options are:

    . Option 1 - The death benefit will equal the greater of (1) the Total Face Amount plus any amount payable under a Supplementary Benefit Rider, or (2) the minimum death benefit (as described below).

    . Option 2 - The death benefit will equal the greater of (1) the Total Face Amount plus any amount payable under a Supplementary Benefit Rider, plus the policy value on the date of death of the last surviving insured person, or (2) the minimum death benefit.

   For the same premium payments, the death benefit under Option 2 will tend to be higher than the death benefit under Option 1. On the other hand, the monthly insurance charge will be higher under Option 2 to compensate us for the additional insurance risk. Because of that, the policy value will tend to be higher under Option 1 than under Option 2 for the same premium payments.

Limitations on payment of death benefit

   If the insured person commits suicide within certain time periods, the amount payable will be limited as described in the policy. Also, if an application misstated the age or gender of either of the insured persons , we will adjust the amount of any death benefit as described in the policy.

Base Face Amount vs. Supplemental Face Amount

   As noted above, you should consider a number of factors in determining whether to elect coverage in the form of Base Face Amount or in the form of Supplemental Face Amount.

   For the same amount of premiums paid, the amount of the Face Amount charge deducted from policy value and the amount of compensation paid to the selling insurance agent will generally be less if coverage is included as Supplemental Face Amount, rather than as Base Face Amount. On the other hand, the amount of any Supplemental Face Amount may be subject to a shorter No-Lapse Guarantee Period (see "No-lapse guarantee"). Also, after the younger insured person reaches or would have reached age 121, any Supplemental Face Amount will terminate.

   If your priority is to reduce your Face Amount charges, you may wish to maximize the proportion of the Supplemental Face Amount. However, if your priority is to take advantage of the No-Lapse Guarantee feature after the 2nd policy year or to maximize the death benefit when the younger insured person reaches or would have reached age 121, then you may wish to maximize the proportion of the Base Face Amount.

The minimum death benefit

   In order for a policy to qualify as life insurance under Federal tax law, there has to be a minimum amount of insurance in relation to policy value. There are two tests that can be applied under Federal tax law -- the "guideline premium test" and the "cash value accumulation test". You must elect which test you wish to have applied at issue. Once elected, the test cannot be changed without our approval.

   Under the guideline premium test, we compute the minimum death benefit each business day by multiplying the policy value on that date by the death benefit factor applicable on that date. Factors for some ages are shown in the table below:

                 Younger Insured Attained Age Applicable Factor
                 ---------------------------- -----------------
                 40 and under................        250%
                 45..........................        215%
                 50..........................        185%
                 55..........................        150%
                 60..........................        130%
                 65..........................        120%
                 70..........................        115%
                 75..........................        105%
                 90..........................        105%
                 95 and above................        100%

A table showing the factor for each policy year will appear in the policy.

   Under the cash value accumulation test, we compute the minimum death benefit each business day by multiplying the policy value on that date by the death benefit factor applicable on that date. The factor decreases as attained age increases. A table showing the factor for each policy year will appear in the policy.

   The cash value accumulation test may be preferable if you want an increasing death benefit in later policy years and/or want to fund the policy at the "7 pay" limit for the full 7 years (see "Tax considerations"). The guideline premium test may be preferable if you want the policy value under the policy to increase without increasing the death benefit as quickly as might otherwise be required.

   To the extent that the calculation of the minimum death benefit under the selected life insurance qualification test causes the death benefit to exceed our limits, we reserve the right to return premiums or distribute a portion of the policy value so that the resulting amount of insurance is maintained within our limits. Alternatively, if we should decide to accept the additional amount of insurance, we may require additional evidence of insurability.

When the younger insured person reaches 121

   If the policy is still in effect on the policy anniversary nearest the 121st birthday of the younger of the two insured persons (whether or not the younger insured person is alive), the following things will happen, whether or not there is any net cash surrender value:

    .  We will stop any monthly deduction charges;

    .  We will stop accepting any premium payments;

    . We will not allow any new loans and loan interest will continue to be charged if there is an outstanding loan;

    .  We will no longer process withdrawals;

    .  We will continue to credit interest to a fixed account; and

    .  Any Supplemental Face Amount will terminate.

   If the optional Extended No Lapse Guarantee rider is in effect on the policy anniversary nearest the date the younger insured person would have reached age 121, the policy will remain in force subject to the policy loan provisions.

Requesting an increase in coverage

   After the first policy year, we may approve an unscheduled increase or addition in the Supplemental Face Amount at any time, subject to the maximum limit stated in the policy. Generally, each such increase must be at least $50,000. Scheduled increases in any one policy year can not exceed 25% of the of the Total Face Amount at issue. We will require evidence that both insured persons qualify for the same risk classification that applied to them at issue. An approved increase will take effect on the policy anniversary on or next following the date we approve the request. If you elected scheduled increases to your Supplemental Face Amount at issue you may not elect the optional Enhanced No Lapse Guarantee rider.

Requesting a decrease in coverage

   After the first policy year, we may approve a reduction in the Base Face Amount or the Supplemental Face Amount, but only if:

    . the remaining Total Face Amount and Base Face Amount will each be at least $250,000, and

    . the remaining Total Face Amount will at least equal the minimum required by the tax laws to maintain the policy's life insurance status.

   A pro-rata portion of the surrender charge will be payable upon a requested reduction in the Base Face Amount. If approved, you may reduce up to 10% of your Base Face Amount at issue without incurring a pro-rata surrender charge. This surrender charge exemption does not apply to full surrenders or net cash surrender withdrawals. (See "Surrender and withdrawals--Withdrawals".) An approved decrease will take effect on the monthly deduction date on or next following the date we approve the request. We reserve the right to require that the Supplemental Face Amount be fully depleted before the Base Face Amount can be reduced.

Change of death benefit option

   Under our current administrative rules, we permit the death benefit option to be changed from Option 2 to Option 1, after the first policy year. We reserve the right to limit a request for a change if the change would cause the policy to fail to qualify as life insurance for tax purposes.

   A change in the death benefit option will result in a change in the policy's Total Face Amount, in order to avoid any change in the amount of the death benefit. The new Total Face Amount will be equal to the Total Face Amount prior to the change plus the policy value as of the date of the change. The change will take effect on the monthly deduction date on or next following the date the written request for the change is received at our Service Office.

   Notwithstanding other policy limits, if the change from Option 2 to 1 yields a Total Face Amount that is larger than 400% of the Total Face Amount at issue, we will allow for the increase. The change will take effect on the monthly deduction date on or next following the date the written request for the change is received at our Service Office.

   If you change the death benefit option, the Federal tax law test ("guideline premium test" or "cash value accumulation test") that you elected at issue will continue to apply. Please read "The minimum death benefit" for more information about these Federal tax law tests.

Tax consequences of coverage changes

   A change in the death benefit option or Total Face Amount will often change the policy's limits under the Federal tax law test that you elected. To avoid having the policy cease to qualify as life insurance for tax purposes, we reserve the right to (i) refuse or limit a change in the death benefit option or Total Face Amount and (ii) change the Guideline Single Premium or Guideline Level Premium, as applicable. Please read "Tax considerations" to learn about possible tax consequences of changing your insurance coverage under the policy.

Your beneficiary

   You name your beneficiary when you apply for the policy. The beneficiary is entitled to the proceeds we pay following the death of the last surviving insured person. Until the death of the last surviving insured person you can change your beneficiary by written request. Such a change requires the consent of any named irrevocable beneficiary. A new beneficiary designation will not affect any payments we make before we receive it. If no beneficiary is living when the last surviving insured person dies, we will pay the insurance proceeds to the owner or the owner's estate.

Ways in which we pay out policy proceeds

   You may choose to receive proceeds from the policy as a single sum. This includes proceeds that become payable because of death or surrender. As permitted by state law and our current administrative procedures, death claim proceeds may be placed into an interest-bearing John Hancock retained asset account in the beneficiary's name. We will provide the beneficiary with a checkbook, so checks may be written for all or a part of the proceeds. The retained asset account is part of our general account and is subject to the claims of our creditors. It is not a bank account and it is not insured by the FDIC or any other government agency. We may also in the future direct proceeds from surrenders into John Hancock retained asset account. Alternatively, you can select to have proceeds of $1,000 or more applied to any of the other payment options we may offer at the time. You cannot choose an option if the monthly payments under the option would be less than $50. We will issue a supplementary agreement when the proceeds are applied to any alternative payment option. That agreement will spell out the terms of the option in full. If no alternative payment option has been chosen, proceeds may be paid as a single sum. Please contact our service office for more information.

Changing a payment option

   You can change the payment option at any time before the proceeds are payable. If you haven't made a choice, the payee of the proceeds has a prescribed period in which he or she can make that choice.

Tax impact of payment option chosen

   There may be tax consequences to you or your beneficiary depending upon which payment option is chosen. You should consult with a qualified tax adviser before making that choice.

Premiums

Planned premiums

   The Policy Specifications page of your policy will show the "Planned Premium" for the policy. You choose this amount in the policy application. You will also choose how often to pay premiums -- annually, semi-annually or quarterly. You may also choose to pay premiums by monthly electronic funds transfers. The premium reminder notice we send you is based on the amount and period you choose. However, payment of Planned Premiums is not necessarily required. You need only pay enough premium to keep the policy in force (see "Lapse and reinstatement").

Minimum initial premium

   The Minimum Initial Premium is set forth in the Policy Specifications page of your policy. After the payment of the initial premium, premiums may be paid at any time and in any amount until the younger insured person's attained age 121, subject to the limitations on premium amount described below.

Maximum premium payments

   Federal tax law limits the amount of premium payments you can make relative to the amount of your policy's insurance coverage. We will not knowingly accept any amount by which a premium payment exceeds this limit. If you exceed certain other limits, the law may impose a penalty on amounts you take out of your policy. More discussion of these tax law requirements is provided under "Tax considerations".

   Large premium payments may expose us to unanticipated investment risk. In order to limit our investment risk exposure under certain market conditions, we may refuse to accept additional premium payments. This may be the case, for example, in an environment of decreasing interest rates, where we may not be able to acquire investments for our general account that will sufficiently match the liabilities we are incurring under our fixed account guarantees. Excessive allocations may also interfere with the effective management of our variable investment account portfolios, if we are unable to make an orderly investment of the additional premium into the portfolios. Also, we may refuse to accept an amount of additional premium if the amount of the additional premium would increase our insurance risk exposure, and the insured persons don't provide us with adequate evidence that he or she continues to meet our requirements for issuing insurance.

   We will notify you in writing of our refusal to accept additional premium under these provisions within three days following the date that it is received by us, and will promptly thereafter take the necessary steps to return the premium to you. Notwithstanding the foregoing limits on the additional premium that we will accept, we will not refuse to accept any premium necessary to prevent the policy from terminating.

Processing premium payments

   No premiums will be accepted prior to our receipt of a completed application at our Service Office. All premiums received prior to the Issue Date of the policy will be held in the general account and credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market B investment account. After the Issue Date but prior to the Allocation Date, premiums received are allocated to the Money Market B investment account. The "Allocation Date" of the policy is the __th day after the Issue Date. The Issue Date is shown on the Policy Specifications page of the policy. On the Allocation Date, the Net Premiums paid plus interest credited, if any, will be allocated among the investment accounts or the fixed account in accordance with the policy owner's instructions. The "Net Premium" is the premium paid less the premium charge we deduct from it.

   Any Net Premium received on or after the Allocation Date will be allocated among investment accounts or the fixed account as of the business day on or next following the date the premium is received at the Service Office. Monthly deductions are normally due on the Policy Date and at the beginning of each policy month thereafter. However, if the monthly deductions are due prior to the Contract Completion Date, they will be deducted from policy value on the Contract Completion Date instead of the dates they were due (see "Procedures for issuance of a policy" for the definition of "Contract Completion Date").

   Payment of premiums will not guarantee that the policy will stay in force. Conversely, failure to pay premiums will not necessarily cause the policy to lapse. However, in states where permitted, the policy will have a No-Lapse Guarantee (as well as an optional Extended No Lapse Guarantee, if elected) which would prevent the policy from lapsing during the guarantee period, provided certain criteria are satisfied.

Ways to pay premiums

   If you pay premiums by check or money order, they must be drawn on a U.S. bank in U.S. dollars and made payable to "John Hancock". We will not accept credit card checks. We will not accept starter or third party checks if they fail to satisfy our administrative requirements. Premiums after the first must be sent to the John Hancock USA Service Office at the appropriate address shown on the back cover of this prospectus.

   We will also accept premiums:

    .  by wire or by exchange from another insurance company, or

    . via an electronic funds transfer program (any owner interested in making monthly premium payments must use this method).

Lapse and reinstatement

Lapse

   Unless the No-Lapse Guarantee is in effect, a policy will go into default if at the beginning of any policy month the policy's net cash surrender value would be zero or below after deducting the monthly deductions then due. Therefore, a policy could lapse eventually if increases in policy value (prior to deduction of policy charges) are not sufficient to cover policy charges. A lapse could have adverse tax consequences as described under "Tax considerations". We will notify you of the default and will allow a 61 day grace period in which you may make a premium payment sufficient to bring the policy out of default. The required payment will be equal to the amount necessary to bring the net cash surrender value to zero, if it was less than zero on the date of default, plus the monthly deductions due at the date of default and payable at the beginning of each of the two policy months thereafter, plus any applicable premium charge. If the required payment is not received by the end of the grace period, the policy will terminate (i.e., "lapse") with no value.

No-lapse guarantee

   In those states where it is permitted, as long as the cumulative premium test is satisfied during the No-Lapse Guarantee Period, as described below, we will guarantee that the policy will not go into default, even if adverse investment experience or other factors should cause the policy's surrender value to fall to zero or below during such period.

   The Monthly No-Lapse Guarantee Premium is one-twelfth of the No-Lapse Guarantee Premium.

   The No-Lapse Guarantee Premium is set at issue on the basis of the Base Face Amount and any Supplemental Face Amount and reflects the age, sex and risk class of the proposed insureds, the death benefit option elected, as well as any additional ratings and supplementary benefits, if applicable. It is subject to change if (i) the Total Face Amount of the policy is changed, (ii) there is a death benefit option change, (iii) there is a decrease in the Base Face Amount or the Supplemental Face Amount of insurance due to a withdrawal, or (iv) there is any change in the supplementary benefits added to the policy or in the risk classification of the insured persons.

   The No-Lapse Guarantee Period is set at issue and is stated in the policy. The No-Lapse Guarantee Period for any Supplemental Face Amount is the first 2 policy years. Certain state limitations may apply, but generally the No-Lapse Guarantee Period for the Base Face Amount is (i) the lesser of twenty years or to the younger insured's age 75 or (ii) 5 years if the younger insured person's issue age is 70 or older. The No-Lapse Guarantee Period for the Base Face Amount under any policy that has elected an increasing Supplemental Face Amount or a Return of Premium rider, however, is limited to the first 2 policy years. If we approve your request for an unscheduled increase to the Supplemental Face Amount to your policy, any remaining No Lapse Guarantee period will terminate and, if elected, the optional Extended No Lapse Guarantee Rider will also terminate. We will not approve a request to increase your Base Face Amount.

   While the No-Lapse Guarantee is in effect, we will determine at the beginning of the policy month that your policy would otherwise be in default, whether the cumulative premium test, described below, has been met. If the test has not been satisfied, we will notify you of that fact and allow a 61-day grace period in which you may make a premium payment sufficient to keep the policy from going into default. This required payment, as described in the notification, will be equal to the lesser of:

    (a)the outstanding premium requirement to satisfy the cumulative premium test at the date of default, plus the monthly No-Lapse Guarantee Premium due for the next three policy months; or

    (b)the amount necessary to bring the surrender value to zero plus the monthly deductions due, plus the next three monthly deductions plus the applicable premium charge.

   If the required payment is not received by the end of the grace period, the No-Lapse Guarantee and the policy will terminate.

Cumulative premium test

   The cumulative premium test is satisfied if, as of the beginning of the policy month that your policy would otherwise be in default, the sum of all premiums paid to date less any withdrawals taken on or before the date of the test and less any policy debt is equal to or exceeds the sum of the Monthly No-Lapse Guarantee Premiums due from the policy date to the date of the test.

Death during grace period

   If the last surviving insured person should die during the grace period, the policy value used in the calculation of the death benefit will be the policy value as of the date of default and the insurance benefit will be reduced by any outstanding monthly deductions due at the time of death.

Reinstatement

   By making a written request, you can reinstate a policy that has gone into default and terminated at any time within the three-year period following the date of termination subject to the following conditions:

     (a) You must provide evidence satisfactory to us of the insurability of the insured persons (or the last surviving insured person), and of any insured persons covered under any supplementary benefit rider that you wish to reinstate; and

     (b) You must pay a premium equal to the amount that was required to bring the policy out of default immediately prior to termination, plus the amount needed to keep the policy in force to the next scheduled date for payment of the Planned Premium.

   If the reinstatement is approved, the date of reinstatement will be the later of the date we approve your request or the date the required payment is received at our Service Office. In addition, any surrender charges will be reinstated to the amount they were at the date of default. The policy value on the date of reinstatement, prior to the crediting of any Net Premium paid in connection with the reinstatement, will be equal to the policy value on the date the policy terminated. Any policy debt not paid upon termination of a policy will be reinstated if the policy is reinstated.

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

   Generally, the incontestability provision will apply from the effective date of reinstatement. Your policy will indicate if this is not the case. A surrendered policy cannot be reinstated.

The policy value

   From each premium payment you make, we deduct the premium charge described under "Deduction from premium payments". We invest the rest (known as the "Net Premium") in the accounts (fixed or investment) you've elected. Special investment rules apply to premiums processed prior to the Allocation Date. (See "Processing premium payments".)

   Over time, the amount you've invested in any investment account will increase or decrease the same as if you had invested the same amount directly in the corresponding underlying portfolio and had reinvested all portfolios' dividends and distributions in additional portfolio shares; except that we will deduct certain additional charges which will reduce your policy value. We describe these charges under "Description of charges at the policy level".

   We calculate the unit values for each investment account once every business day as of the close of trading on the New York Stock Exchange, usually 4:00 p.m. Eastern time. Sales and redemptions within any investment account will be transacted using the unit value next calculated after we receive your request either in writing or other form that we specify. If we receive your request before the close of our business day, we'll use the unit value calculated as of the end of that business day. If we receive your request at or after the close of our business day, we'll use the unit value calculated as of the end of the next business day. If a scheduled transaction falls on a day that is not a business day, we'll process it as of the end of the next business day.

   The amount you've invested in any fixed account will earn interest at the rates we declare from time to time. For the fixed account, we guarantee that this rate will be at least 3%. If you want to know what the current declared rate is for the fixed account, just call or write to us. Amounts you invest in the fixed account will not be subject to the asset-based risk charge described under "Deductions from policy value". Otherwise, the policy level charges applicable to the fixed account are the same as those applicable to the investment accounts. We reserve the right to offer one or more additional fixed accounts with characteristics that differ from those of the current fixed account, but we are under no obligation to do so.

Allocation of future premium payments

   At any time, you may change the accounts (fixed or investment) in which future premium payments will be invested. You make the original allocation in the application for the policy. The percentages you select must be in whole numbers and must total 100%.

Transfers of existing policy value

   You may also transfer your existing policy value from one account (fixed or investment) to another. To do so, you must tell us how much to transfer, either as a whole number percentage or as a specific dollar amount. A confirmation of each transfer will be sent to you. Without our approval, the maximum amount you may transfer to or from any account in any policy year is $1,000,000.

   The policies are not designed for professional market timing organizations or other persons or entities that use programmed or frequent transfers among investment accounts. As a consequence, we have reserved the right to impose limits on the number and frequency of transfers into and out of investment accounts and to impose a fee of up to $25 for any transfer beyond an annual limit (which will not be less than 12). No transfer fee will be imposed on any transfer from an investment account into a fixed account if the transfer occurs during the following periods:

    .  within 18 months after the policy's Issue Date, or

    . within 60 days after the later of the effective date of a material change in the investment objectives of any investment account or the date you are notified of the change.

Subject to the restrictions set forth below, you may transfer existing policy value into or out of investment accounts. Transfers out of a fixed account are subject to additional limitations noted below.

   Our current practice is to restrict transfers into or out of investment accounts to two per calendar month (except with respect to those policies described in the following paragraph). For purposes of this restriction, and in applying the limitation on the number of free transfers, transfers made during the period from the opening of a business day (usually 9:00 a.m. Eastern time) to the close of that business day (usually 4:00 p.m. Eastern time) are considered one transfer. You may, however, transfer to the Money Market B investment account even if the two transfer per month limit has been reached, but only if

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

100% of the account value in all investment accounts is transferred to the Money Market B investment account. If such a transfer to the Money Market B investment account is made, then for the 30 calendar day period after such transfer no transfers from the Money Market B investment account to any other accounts (fixed or investment) may be made. If your policy offers a dollar cost averaging or automatic asset allocation rebalancing program, any transfers pursuant to such program are not considered transfers subject to these restrictions on frequent trading. The restrictions described in this paragraph will be applied uniformly to all policy owners subject to the restrictions.

   Policies such as yours may be purchased by a corporation or other entity as a means to informally finance the liabilities created by an employee benefit plan, and to this end the entity may aggregately manage the policies purchased to match its liabilities under the plan. Policies sold under these circumstances are subject to special transfer restrictions. In lieu of the two transfers per month restriction, we will allow the policy owner under these circumstances to rebalance the investment options in its policies within the following limits: (i) during the 10 calendar day period after any policy values are transferred from one investment account into a second investment account, the values can only be transferred out of the second investment account if they are transferred into the Money Market B investment account; and (ii) any policy values that would otherwise not be transferable by application of the 10 day limit described above and that are transferred into the Money Market B investment account may not be transferred out of the Money Market B investment account into any other accounts (fixed or investment) for 30 calendar days. The restrictions described in this paragraph will be applied uniformly to all policy owners subject to the restrictions.

   Rule 22c-2 under the 1940 Act requires us to provide tax identification numbers and other policy owner transaction information to John Hancock Trust or to other investment companies in which the Separate Account invests, at their request. An investment company will use this information to identify any pattern or frequency of investment account transfers that may violate their frequent trading policy. An investment company may require us to impose trading restrictions in addition to those described above if violations of their frequent trading policy are discovered.

   The most you can transfer at any one time out of a fixed account is the greater of (i) the fixed account maximum transfer amount of $2,000, or (ii) the fixed account maximum transfer percentage of 15% multiplied by the amount of the fixed account on the immediately preceding policy anniversary. Any transfer which involves a transfer out of the fixed account may not involve a transfer to the Money Market B investment account.

   We reserve the right to impose a minimum amount limit on transfers out of any fixed account. We also reserve the right to impose different restrictions on any additional fixed account that we may offer in the future.

   Dollar cost averaging. We may offer policy owners a dollar cost averaging ("DCA") program. Under the DCA program, the policy owner will designate an amount which will be transferred monthly from one investment account into any other investment account(s) or the fixed account. If insufficient funds exist to effect a DCA transfer, the transfer will not be effected and you will be so notified. No fee is charged for this program.

   We reserve the right to cease to offer this program as of 90 days after written notice is sent to you.

   Asset allocation balancer transfers. Under the asset allocation balancer program the policy owner will designate an allocation of policy value among investment accounts. We will move amounts among the investment accounts at specified intervals you select - annually, semi-annually, quarterly or monthly. A change to your premium allocation instructions will automatically result in a change in asset allocation balancer instructions so that the two are identical unless you either instruct us otherwise or have elected the dollar cost averaging program. No fee is charged for this program.

   We reserve the right to cease to offer this program as of 90 days after written notice is sent to you.

Surrender and withdrawals

Surrender

   You may surrender your policy in full at any time. If you do, we will pay you the policy value less any policy debt and surrender charge that then applies. This is called your "net cash surrender value". You must return your policy when you request a surrender. We will process surrenders on the day we receive the surrender request (unless such day is not a business day, in which case we will process surrenders as of the business day next following the date of the receipt).

Withdrawals

   After the first policy year, you may make a withdrawal of part of your net cash surrender value once in each policy month. Generally, each withdrawal must be at least $500. If the withdrawal results in a reduction in Base Face Amount, a charge equal to a pro-rata portion of any surrender charge will be applied. In addition, we reserve the right to charge a withdrawal fee of up to the lesser of 2% of the withdrawal amount or $25. We will automatically reduce the policy value of your policy by the amount of the withdrawal and the related charges. Unless otherwise specified by you, each account (fixed and investment) will be reduced in the same proportion as the policy value is then allocated among them. We will not permit a withdrawal if it would cause your surrender value to fall below 3 months' worth of monthly deductions (see "Deductions from policy value"). We also reserve the right to refuse any withdrawal that would cause the policy's Total Face Amount or the Base Face Amount to fall below $250,000.

   Because it reduces the policy value, any withdrawal will reduce your death benefit under either Option 1 or Option 2 (see "The death benefit"). Under Option 1, such a withdrawal may also reduce the Total Face Amount. Generally, any such reduction in the Total Face Amount will be implemented by first reducing any Supplemental Face Amount then in effect. We may approve reductions in the Base Face Amount prior to eliminating the Supplemental Face Amount. You should consider a number of factors in determining whether to continue coverage in the form of Base Face Amount or Supplemental Face Amounts (see "Base Face Amount vs. Supplemental Face Amount"). If such a reduction in Total Face Amount would cause the policy to fail the Internal Revenue Code's definition of life insurance, we will not permit the withdrawal. As noted, above, if the withdrawal results in a reduction in Base Face Amount, a pro-rata portion of the applicable surrender charge will be deducted from the policy value (see "Surrender charge"). We reserve the right to waive the pro-rata surrender charge on any reduction in Base Face Amount if the withdrawal is designed to serve certain administrative purposes (such as the payment of fees associated with the provision of asset management services).

   For example, assume a policy owner that has elected death benefit Option 1 requests a withdrawal of $50,000 on a policy with a Base Face Amount of $400,000 and a current surrender charge of $10,000. The $50,000 withdrawal would reduce the Base Face Amount from $400,000 to $350,000. The reduction in Base Face Amount would trigger a partial surrender charge equal to the surrender charge times the proportionate reduction in Base Face Amount, in this case equal to $10,000 X (50,000/400,000) or $1,250. The surrender charge after the withdrawal would be equal to $10,000 - $1,250 or $8,750. If the policy owner had instead purchased a policy with $400,000 of Base Face Amount and $100,000 of Supplemental Face Amount, the withdrawal of $50,000 would reduce the Supplemental Face Amount from $100,000 to $50,000. Since the Base Face Amount would remain at $400,000, no partial surrender charge would be deducted.

Policy loans

   You may borrow from your policy at any time by completing a form satisfactory to us. The maximum amount you can borrow is the greater of (i) 90% of net cash surrender value and (ii) the amount determined as follows:

    .  We first determine the net cash surrender value of your policy.

    . We then subtract an amount equal to the monthly deductions then being deducted from policy value times the number of full policy months until the next policy anniversary.

    . We then multiply the resulting amount by 1.25 % in policy years 1 through 10 and 0% thereafter (although we reserve the right to increase the percentage after the tenth policy year to as much as .25%).

    .  We then subtract the third item above from the second item above.

   The minimum amount of each loan is $500. The interest charged on any loan is an effective annual rate of 4.25% in the first 10 policy years and 3% thereafter. However, we reserve the right to increase the percentage after the tenth policy year to as much as 3.25%. . Accrued interest will be added to the loan daily and will bear interest at the same rate as the original loan amount. Unless otherwise specified by you, the amount of the loan is deducted from the accounts (fixed and investment) in the same proportion as the policy value is then allocated among them. The amount of the loan is then placed in a special loan account. This special loan account will earn interest at an effective annual rate of 3%. The tax consequences of a loan interest credited differential of 0% are unclear. You should consult a tax adviser before effecting a loan to evaluate possible tax consequences. If we determine that a loan will be treated as a taxable distribution because of the differential between the loan interest rate and the rate being credited on the special loan account, we reserve the right to increase the rate charged on the loan to a rate that would, in our reasonable judgment, result in the transaction being treated as a loan under Federal tax law. The right to increase the rate charged on the loan is restricted in some states. Please see your John Hancock USA representative for details. We process policy loans as of the business day on or next following the day we receive the loan request. We will not allow any new loans at and after the policy anniversary nearest the date the younger insured person reaches or would have reached age 121.

Repayment of policy loans

   You can repay all or part of a loan at any time. Each repayment will be allocated among the accounts as follows:

    . The same proportionate part of the loan as was borrowed from any fixed account will be repaid to that fixed account.

    . The remainder of the repayment will be allocated among the accounts in the same way a new premium payment would be allocated (unless otherwise specified by you).

If you want a payment to be used as a loan repayment, you must include instructions to that effect. Otherwise, all payments will be assumed to be premium payments. We process loan repayments as of the day we receive the repayment.

Effects of policy loans

   The policy value, the net cash surrender value, and any death benefit are permanently affected by any loan, whether or not it is repaid in whole or in part. This is because the amount of the loan is deducted from the accounts and placed in a special loan account. The accounts and the special loan account will generally have different rates of investment return.

   The amount of the outstanding loan (which includes accrued and unpaid interest) is subtracted from the amount otherwise payable when the policy proceeds become payable.

   Taking out a loan on the policy increases the risk that the policy may lapse because of the difference between the interest rate charged on the loan and the interest rate credited to the special loan account. Also, whenever the outstanding loan equals or exceeds your policy value after the younger insured person reaches or would have reached age 121, the policy will terminate 31 days after we have mailed notice of termination to you (and to any assignee of record at such assignee's last known address) specifying the amount that must be paid to avoid termination, unless a repayment of at least the amount specified is made within that period. Policy loans may also result in adverse tax consequences under certain circumstances (see "Tax considerations").

Description of charges at the policy level

Deduction from premium payments

    . Premium charge - A charge to help defray our sales costs and related taxes. The current charge is 6% of each premium paid.

Deductions from policy value

    . Administrative charge - A monthly charge to help cover our administrative costs. This is a flat dollar charge of $15 per month.

    . Face Amount charge - A monthly charge for the first ten policy years to primarily help cover sales costs. To determine the charge we multiply the amount of Base Face Amount by a rate which varies by the insured persons' sex, age, death benefit option and risk classification at issue.

    . Cost of insurance charge - A monthly charge for the cost of insurance. To determine the charge, we multiply the net amount of insurance for which we are then at risk by a cost of insurance rate. The rate is derived from an actuarial table. The table in your policy will show the maximum cost of insurance rates. The cost of insurance rates that we currently apply are generally less than the maximum rates. The current rates will never be more than the maximum rates shown in the policy. The cost of insurance rates we use will depend on the age at issue, the insurance risk characteristics and (usually) gender of the insured persons, and the length of time the policy has been in effect. Regardless of the table used, cost of insurance rates generally increase each year that you own your policy, as the insured persons' age increases. (The insured person's "age" on any date is his or her age on the birthday nearest that date.) For death benefit Option 1, the net amount at risk is equal to the greater of zero, or the result of
       (a) minus (b) where:

          (a) is the death benefit (excluding the Four Year Term Rider) as of the first day of the policy month, divided by 1.0024663; and

          (b) is the policy value as of the first day of the policy month after the deduction of all other monthly deductions.

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

       Since the net amount at risk for death benefit Option 1 is based on a formula that includes as factors the death benefit and the policy value, the net amount at risk is affected by the investment performance of the investment accounts chosen, payment of premiums and charges assessed.

       If the minimum death benefit is greater than the Death Benefit (excluding the Four Year Term Rider), the cost of insurance charge will reflect the amount of that additional benefit.

       For death benefit Option 2, the net amount at risk is equal to the Death Benefit (excluding the Four Year Term Rider), divided by 1.0024663.

    . Asset-based risk charge - A monthly charge to help cover sales, administrative and other costs. The charge is a percentage of that portion of your policy value allocated to investment accounts. This charge does not apply to the current fixed account. This charge is not currently imposed but we reserve the right to do so.

    . Supplementary benefits charges - Monthly charges for any supplementary insurance benefits added to the policy by means of a rider.

    . Withdrawal fee - A fee for each withdrawal of policy value to compensate us for the administrative expenses of processing the withdrawal. The fee is the lesser of 2% of the withdrawal amount or $25. This fee is not currently imposed, but we reserve the right to do so.

    . Surrender charge - A charge we deduct if the policy lapses or is surrendered within the first 10 policy years. We deduct this charge to compensate us for sales expenses that we would otherwise not recover in the event of early lapse or surrender. The surrender charge for the Base Face Amount is calculated as a level amount at issue and is stated in the Policy Specificiations page of your policy The Surrender Charge will reduce monthly over the Surrender Charge Period as a percentage of the initial amount stated in the Policy Specifications of your policy. The percentage applied is dependent upon the policy year during which lapse or surrender occurs, as shown in the following table:

               Policy Year                    Percentage Applied
               -----------                    ------------------
               1.............................        100%
               2.............................         90%
               3.............................         80%
               4.............................         70%
               5.............................         60%
               6.............................         50%
               7.............................         40%
               8.............................         30%
               9.............................         20%
               10............................         10%
               11+...........................          0

       The percentage is graded down proportionately at the beginning of each policy month until the next level is reached. The initial Surrender Charge at issue varies by the sex, issue age, and underwriting risk class of the insured persons, and the Death Benefit Option. For older issue ages, the percentages in the above table may be reduced. A pro-rata portion of the surrender charge will also be payable upon a requested reduction in the Base Face Amount. If approved, you may reduce 10% of your Base Face Amount without incurring the pro-rata surrender charge. This surrender charge exemption does not apply to full surrenders or net cash surrender withdrawals. (see "Withdrawals" and "Requesting a decrease in coverage"). The pro-rata charge is calculated by dividing the reduction in Base Face Amount by the Base Face Amount immediately prior to the reductions and then multiplying the applicable surrender charge by that ratio.

Additional information about how certain policy charges work

Sales expenses and related charges

   The premium and Face Amount charges help to compensate us for the cost of selling our policies. (See "Description of charges at the policy level"). The amount of the charges in any policy year does not specifically correspond to sales expenses for that year. We expect to recover our total sales expenses over the life of the policies. To the extent that the premium and Face Amount charges do not cover total sales expenses, the sales expenses may be recovered from other sources, including gains from the asset- based risk charge and other gains with respect to the policies, or from our general assets. Similarly, administrative expenses not fully recovered by the administrative charge may also be recovered from such other sources.

Method of deduction

   We deduct the monthly deductions described in the Fee Tables section from your policy's accounts (fixed and investment) in proportion to the amount of policy value you have in each, unless otherwise specified by you.

Reduced charges for eligible classes

   The charges otherwise applicable may be reduced with respect to policies issued to a class of associated individuals or to a trustee, employer or similar entity where we anticipate that the sales to the members of the class will result in lower than normal sales or administrative expenses, lower taxes or lower risks to us. We will make these reductions in accordance with our rules in effect at the time of the application for a policy. The factors we consider in determining the eligibility of a particular group for reduced charges, and the level of the reduction, are as follows: the nature of the association and its organizational framework; the method by which sales will be made to the members of the class; the facility with which premiums will be collected from the associated individuals and the association's capabilities with respect to administrative tasks; the anticipated lapse and surrender rates of the policies; the size of the class of associated individuals and the number of years it has been in existence; the aggregate amount of premiums paid; and any other such circumstances which result in a reduction in sales or administrative expenses, lower taxes or lower risks. Any reduction in charges will be reasonable and will apply uniformly to all prospective policy purchasers in the class and will not unfairly discriminate against any owner.

Other charges we could impose in the future

   Except for a portion of the premium charge, we currently make no charge for our Federal income taxes. However, if we incur, or expect to incur, income taxes attributable to any subaccount of the Account or this class of policies in future years, we reserve the right to make a charge for such taxes. Any such charge would reduce what you earn on any affected investment accounts. However, we expect that no such charge will be necessary.

   We also reserve the right to increase the premium charge in order to correspond with changes in the state premium tax levels or in the Federal income tax treatment of the deferred acquisition costs for this type of policy. Currently, state premium tax levels range from 0% to 3.5%.

   Under current laws, we may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, we may make charges for such taxes.

Description of charges at the portfolio level

   The portfolios must pay investment management fees and other operating expenses. These fees and expenses (shown in the tables of portfolio annual expenses under "Fee Tables") are different for each portfolio and reduce the investment return of each portfolio. Therefore, they also indirectly reduce the return you will earn on any investment accounts you select. We may also receive payments from a Series Fund or its affiliates at an annual rate of up to approximately 0.45% of the average net assets that holders of our variable life insurance policies and other products have invested in that portfolio. Any such payments do not, however, result in any charge to you in addition to what is shown in the tables. Expenses of the portfolios are not fixed or specified under the terms of the policy, and those expenses may vary from year to year.

Other policy benefits, rights and limitations

Optional supplementary benefit riders you can add

   When you apply for a policy, you can request any of the optional supplementary benefit riders that we then make available. Availability of any rider, the benefits it provides and the charges for it may vary by state. Our rules and procedures will govern eligibility for any rider and, in some cases, the configuration of the actual rider benefits. You should consider how an optional rider may impact your overall insurance and financial objectives. Each rider contains specific details that you should review before you decide to choose the rider. Your registered representative can provide you with additional information regarding these riders. Charges for most riders will be deducted from the policy value. We may change these charges (or the rates that determine them), but not above any applicable maximum amount stated in the Policy Specifications page of your policy. We may add to, delete from or modify the list of optional supplementary benefit riders.

    . Return of Premium Death Benefit Rider - You may elect to have your policy issued with an optional Return of Premium Death Benefit rider. This rider provides an additional death benefit payable upon the death of the last surviving insured person. The Return of Premium Rider death benefit has an initial value equal to your initial premium times the Percentage of Premium (which may range between 0% and 100%) as elected and shown in the Policy Specifications page for the rider. The Percentage of Premium will be applied to each subsequent premium and will increase the coverage at the time of premium payment by that amount. The rider also provides options to increase or decrease the benefit amount. The Return of Premium Death Benefit Increase Rate is specified in the policy specifications page in your policy and may range between 0% and 5%. The rider also provides options to increase or decrease the benefit amount. This rider is only available to you if death benefit Option 1 is elected.

       The Return of Premium Rider death benefit will not exceed the Maximum Benefit Amount shown in the Policy Specifications page for the rider. If the policy owner makes a written request for a partial withdrawal of net cash surrender value while this rider is in force, the amount of the Return of Premium Rider death benefit will be reduced by the amount of the withdrawal.

       The No Lapse Guarantee provisions of the policy apply to the Return of Premium Rider death benefit for the first two policy years only.

    . Cash Value Enhancement Rider - Your policy may be issued with the Cash Value Enhancement rider. The decision to add this rider to your policy must be made at issuance of the policy and, once made, is irrevocable. The benefit of this rider is that the cash surrender value of your policy is enhanced during the period for which surrender charges are applicable. Under the Cash Value Enhancement rider, the enhancement is provided by reducing the surrender charge that would otherwise have applied upon policy surrender or lapse. The Cash Value Enhancement rider does not apply to reduce the surrender charge upon decreases in Total Face Amount or partial withdrawals.

       Under this rider, the enhancement in cash surrender value is equal to the surrender charge multiplied by the applicable Cash Value Enhancement Waiver Percentage. The applicable Cash Value Enhancement Waiver Percentages under this rider during the Surrender Charge Period are set forth below:

                                          Cash Value Enhancement
                Policy Year                 Waiver Percentage
                -----------               ----------------------
                1........................           90%
                2........................           80%
                3........................           60%
                4........................           40%
                5........................           20%
                6+.......................            0%

    . Overloan Protection Benefit Rider - This rider will prevent your policy from lapsing on any date if policy debt exceeds the death benefit. The benefit is subject to a number of eligibility requirements relating to, among other things, the life insurance qualification test selected, the number of years the policy has been in force, the attained age of the younger insured person, the death benefit option elected and the tax status of the policy.

       When the Overloan Protection Benefit in this rider is invoked, all values in the investment accounts are immediately transferred to the fixed account and will continue to grow at the current fixed account interest rate. Transfer fees do not apply to these transfers. Thereafter, policy changes and transactions are limited as set forth in the rider; for example, death benefit increases or decreases, additional premium payments, policy loans, withdrawals, surrender and transfers are no longer allowed. Any outstanding policy debt will remain. Interest will continue to be charged at the policy's specified loan interest rate, and the policy's loan account will continue to be credited with the policy's loan interest credited rate. Any applicable No-Lapse Guarantee under the policy no longer applies, and any supplementary benefit rider requiring a monthly deduction will automatically be terminated.

    . Extended No-Lapse Guarantee Rider In states where approved, you may elect the optional Extended No-Lapse Guarantee Rider at issue, which extends the No-Lapse Guarantee Period provided by your policy for the Base Face Amount to the earlier of: (a) termination of the policy or rider, (b) the number of years selected by the policy owner, subject to any applicable state limitations, or (c) age 121 of the younger insured person. When this rider is included, the policy may be marketed as "Protection SVUL". You will pay an additional fee for this rider, which varies based on the individual characteristics of the insured persons, the length of the No Lapse Guarantee Period you select and the Total Face Amount.

    . If you elected scheduled increases to your Supplemental Face Amount at issue you may not elect this rider.

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

If you purchase a policy with the Extended No-Lapse Guarantee Rider, we limit the investment accounts you may select to one or more of the Lifestyle Investment Accounts and certain other selected investment accounts, as designated in your application. You must provide proper allocation instructions to one or more of the available investment accounts under this rider at the time you apply for your policy. If you request a transfer to an investment account that is not available under this rider, we will not process the transaction and will notify you that you must select a designated investment account under the rider. You may not change your premium payment allocation instructions to include an investment account that is not available if you select this rider. Accordingly, if you direct an additional premium payment to an investment account that is not available, we will instead apply that premium payment in accordance with your proper allocation instructions that are then in effect. We reserve the right to change the available investment accounts under this rider. You may contact our Service Office shown in the prospectus or your registered representative for more information on the available investment accounts if you select this rider.

Provided this benefit is in effect, we guarantee that during the Extended No-Lapse Guarantee Period, your policy will not go into default with respect to the Base Face Amount if the policy satisfies either one of the extended cumulative premium tests described below:

    1) Extended Cumulative Premium Test. This test will be performed as of the beginning of any Policy Month during the Extended No-Lapse Guarantee Period that your policy would otherwise be in default in the absence of this rider. Your policy will satisfy this test if the sum of the premiums received, less any policy debt, and less any withdrawals taken on or before the date of any test, is equal to or greater than the sum of the monthly Extended No-Lapse Guarantee Premiums due from the policy date to the date of this test.

    2) Early Funding Extended Cumulative Premium Test. This test will be performed as of the beginning of the Policy Month following the end of Policy Year 10, and, if satisfied on that date, may also be performed on additional testing dates during the Extended No-Lapse Guarantee Period. Your policy will satisfy this test if the sum of premiums received, less any policy debt and less any withdrawals taken on or before the date of any test, is equal to or greater than the Early Funding Extended No-Lapse Guarantee Premium.

The Early Funding Extended Cumulative Premium Test will cease to apply if it is not satisfied as of the beginning of the policy month following the end of Policy Year 10.

The Extended No-Lapse Guarantee Premiums and the Early Funding Extended No-Lapse Guarantee Premiums are determined at policy issuance and depend upon the age and other insurance risk characteristics of the insured persons, as well as the amount of coverage and additional optional benefits and length of the guarantee period you select. The Extended No-Lapse Guarantee Premiums and the Early Funding Extended No-Lapse Guarantee Premiums are set forth in your policy and may be changed if any of the following occurs under your policy:

    a. the addition, termination or change of a Supplementary Benefit rider;

    b. a change of a Death Benefit Option;

    c. a decrease in the Base Face Amount or in any Supplemental Face Amount;

    d. a change in either of the insured persons' risk classification.

We will inform you of any change to the Extended No-Lapse Guarantee Premium or Early Funding Extended No-Lapse Guarantee Premium resulting from any of the above changes. Any change will be applied prospectively.

Grace Period. While the Extended No-Lapse Guarantee Rider is in effect, we will determine at the beginning of the Policy Month that your policy would otherwise be in default, whether either of the extended cumulative premium tests described above have been met.

If neither of the extended cumulative premium tests have been satisfied, then we will notify you that the policy is in default and allow a 61 day grace period in which you may make a premium payment sufficient to keep the policy out of default. This required payment, as described in the notification, will be equal to the lesser of:

    a) The amount necessary to bring the surrender value to zero, plus the monthly deductions then due, and the next three monthly deductions, plus the applicable premium charge; or

    b) The amount necessary to satisfy the Extended Cumulative Premium Test as of the date of default, plus the Extended No-Lapse Guarantee Premium for the next 3 Policy Months; or

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

    c) The amount necessary to satisfy the Early Funding Extended Cumulative Premium Test, provided the policy met the requirements for this test at the beginning of the Policy Month following the end of Policy Year 10 and the test has not ceased to apply.

   If the required payment is not received by the end of the grace period, the Extended No-Lapse Guarantee and the policy will terminate. If you make the required payment under either (b) or (c) described above, only the Base Face Amount will remain in effect, and any Supplemental Face Amount and any Supplementary Benefit riders (unless otherwise stated therein) will terminate as of the end of the grace period.

   If either of the extended cumulative premium tests have been satisfied while the policy would otherwise be in default, then the Base Face Amount will remain in effect, but any Supplemental Face Amount and any Supplementary Benefit riders (unless otherwise stated therein) will be subject to termination if a payment in the amount stated in (a) above is not received by the end of the grace period.

   Termination. The Extended No-Lapse Guarantee Rider will terminate at the earliest of:

       a) the end of the Extended No-Lapse Guarantee Period shown in your policy;

       b) the end of the grace period for which you have not paid the amount necessary to bring this benefit out of default as set forth in your policy and rider;

       c) the date we approve your written request to increase the Supplemental Face Amount under your policy;

       d) the date your policy terminates;

       e) the date we receive written request from you to terminate this rider.

   The rider may be terminated at any time, but cannot be reinstated once terminated.

   Four year term rider - Subject to our underwriting practices, you may be eligible to elect this rider which provides a term death benefit upon the death of the last surviving insured person while the rider is in effect. In your application for this rider, you will tell us how much term insurance coverage you want on the lives of the insured persons. We currently do not charge a separate fee for this rider. If you elected increases to your Supplemental Face Amount at issue you may not elect this rider.

    . Policy Split Option Rider - At the time of policy issue, you may elect a rider that will permit the Total Face Amount to be evenly split into two separate policies, one for each insured person, but only if the insured persons get divorced or certain Federal tax law changes occur. The rider may be canceled at any time, but it will automatically terminate upon the death of either insured person.

Variations in policy terms

   Insurance laws and regulations apply to us in every state in which our policies are sold. As a result, various terms and conditions of your insurance coverage may vary from the terms and conditions described in this prospectus, depending upon where you reside. These variations will be reflected in your policy or in endorsements attached to your policy.

   We may vary the charges and other terms of our policies where special circumstances result in sales or administrative expenses, mortality risks or other risks that are different from those normally associated with the policies. These include the type of variations discussed under "Reduced charges for eligible classes". No variation in any charge will exceed any maximum stated in this prospectus with respect to that charge.

   Any variation discussed above will be made only in accordance with uniform rules that we adopt and that we apply fairly to our customers.

Procedures for issuance of a policy

   Generally, the policy is available with a minimum Total Face Amount at issue of $250,000 and a minimum Base Face Amount at issue of $250,000. At the time of issue, each insured person must have an attained age of no more than 90. All insured persons must meet certain health and other insurance risk criteria called "underwriting standards".

   Policies issued in Montana or in connection with certain employee plans will not directly reflect the sex of the insured persons in either the premium rates or the charges or values under the policy.

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

Commencement of insurance coverage

   After you apply for a policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a policy to you and, if so, what the insured persons' risk classification should be. After we approve an application for a policy and assign an appropriate insurance risk classification, we will prepare the policy for delivery. We will not pay a death benefit under a policy unless the policy is in effect when the last surviving insured person dies (except for the circumstances described under "Temporary coverage prior to policy delivery" below).

   The policy will take effect only if all of the following conditions are satisfied:

    .  The policy is delivered to and received by the applicant.

    .  The minimum initial premium is received by us.

    . Each insured person is living and there has been no deterioration in the insurability of the insured person since the date of the application.

   The date all of the above conditions are satisfied is referred to in this prospectus as the "Contract Completion Date". If all of the above conditions are satisfied, the policy will take effect on the date shown in the policy as the "Policy Date". That is the date on which we begin to deduct monthly charges. Policy months, policy years and policy anniversaries are all measured from the Policy Date.

Backdating

   Under limited circumstances, we may backdate a policy, upon request, by assigning a Policy Date earlier than the date the application is signed. However, in no event will a policy be backdated earlier than the earliest date allowed by state law, which is generally three months to one year prior to the date of application for the policy. The most common reasons for backdating are to preserve a younger age at issue for the insured person or to retain a common monthly deduction date in certain corporate-owned life insurance cases involving multiple policies issued over time. If used to preserve age, backdating will result in lower insurance charges. However, monthly deductions will begin earlier than would otherwise be the case. Monthly deductions for the period the Policy Date is backdated will actually be deducted from policy value on the Contract Completion Date.

Temporary coverage prior to policy delivery

   If a specified amount of premium is paid with the application for a policy and other conditions are met, we will provide temporary survivorship term life insurance coverage on the insured persons for a period prior to the time coverage under the policy takes effect. Such temporary survivorship term coverage will be subject to the terms and conditions described in the Temporary Life Insurance Agreement and Receipt attached to the application for the policy, including conditions to coverage and limits on amount and duration of coverage.

Monthly deduction dates

   Each charge that we deduct monthly is assessed against your policy value at the close of business on the Policy Date and at the close of the first day in each subsequent policy month.

Changes that we can make as to your policy

   We reserve the right to make any changes in the policy necessary to ensure the policy is within the definition of life insurance under the Federal tax laws and is in compliance with any changes in Federal or state tax laws.

   In our policies, we reserve the right to make certain changes if they would serve the best interests of policy owners or would be appropriate in carrying out the purposes of the policies. Such changes include the following:

    . Changes necessary to comply with or obtain or continue exemptions under the Federal securities laws

    .  Combining or removing fixed accounts or investment accounts

    .  Changes in the form of organization of any separate account

   Any such changes will be made only to the extent permitted by applicable laws and only in the manner permitted by such laws. When required by law, we will obtain your approval of the changes and the approval of any appropriate regulatory authority.

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

The owner of the policy

   Who owns the policy? That's up to the person who applies for the policy. The owner of the policy is the person who can exercise most of the rights under the policy, such as the right to choose the accounts in which to invest or the right to surrender the policy. In many cases, the person buying the policy is also the person who will be the owner. However, the application for a policy can name another person or entity (such as a trust) as owner. Whenever we've used the term "you" in this prospectus, we've assumed that the reader is the person who has whatever right or privilege is being discussed. There may be tax consequences if the owner and the insured person are different, so you should discuss this issue with your tax adviser.

   While either of the insured persons is alive, you will have a number of options under the policy. Here are some major ones:

    .  Determine when and how much you invest in the various accounts

    .  Borrow or withdraw amounts you have in the accounts

    .  Change the beneficiary who will receive the death benefit

    .  Change the amount of insurance

    . Turn in (i.e., "surrender") the policy for the full amount of its net cash surrender value

    . Choose the form in which we will pay out the death benefit or other proceeds

   It is possible to name so-called "joint owners" of the policy. If more than one person owns a policy, all owners must join in most requests to exercise rights under the policy.

Policy cancellation right

   You have the right to cancel your policy within 10 days after you receive it (the period may be longer in some states). This is often referred to as the "free look" period. To cancel your policy, simply deliver or mail the policy to:

    . John Hancock USA at one of the addresses shown on the back cover of this prospectus, or

    .  the John Hancock USA representative who delivered the policy to you.

   The date of cancellation will be the date of such mailing or delivery. In most states, you will receive a refund of any premiums you've paid. In some states, the refund will be your policy value on the date of cancellation.

Reports that you will receive

   At least annually, we will send you a statement setting forth at least the following information as of the end of the most recent reporting period: the amount of the death benefit, the portion of the policy value in the fixed account and in each investment account, premiums received and charges deducted from premiums since the last report, any outstanding policy loan (and interest charged for the preceding policy year), and any further information required by law. Moreover, you also will receive confirmations of premium payments, transfers among accounts, policy loans, partial withdrawals and certain other policy transactions.

   Semiannually we will send you a report containing the financial statements of the portfolios, including a list of securities held in each portfolio.

Assigning your policy

   You may assign your rights in the policy to someone else as collateral for a loan or for some other reason. Assignments do not require the consent of any revocable beneficiary. A copy of the assignment must be forwarded to us. We are not responsible for any payment we make or any action we take before we receive a copy of the assignment at our Service Office. Nor are we responsible for the validity of the assignment or its efficacy in meeting your objectives. An absolute assignment is a change of ownership. All collateral assignees of record must usually consent to any surrender, withdrawal or loan from the policy.

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

When we pay policy proceeds

General

   We will ordinarily pay any death benefit, withdrawal, surrender value or loan within 7 days after we receive the last required form or request (and, with respect to the death benefit, any other documentation that may be required). As permitted by state law and our current administrative procedures, death claim proceeds may be placed into an interest-bearing John Hancock retained asset account in the beneficiary's name. We will provide the beneficiary with a checkbook, so checks may be written for all or a part of the proceeds. The retained asset account is part of our general account and is subject to the claims of our creditors. It is not a bank account and it is not insured by the FDIC or any other government agency. We may also in the future direct proceeds from surrenders into a John Hancock retained asset account. Please contact our Service Office for more information.

Delay to challenge coverage

   We may challenge the validity of your insurance policy based on any material misstatements made to us in the application for the policy. We cannot make such a challenge, however, beyond certain time limits that are specified in the policy.

Delay for check clearance

   We reserve the right to defer payment of that portion of your policy value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

Delay of separate account proceeds

   We reserve the right to defer payment of any death benefit, loan or other distribution that is derived from an investment account if (1) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on the New York Stock Exchange is restricted; (2) an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the policy value; or (3) the SEC by order permits the delay for the protection of owners. Transfers and allocations of policy value among the investment accounts may also be postponed under these circumstances. If we need to defer calculation of separate account values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

Delay of general account surrender proceeds

   State laws allow us to defer payment of any portion of the net cash surrender value derived from any fixed account for up to 6 months. These laws were enacted many years ago to help insurance companies in the event of a liquidity crisis.

How you communicate with us

General rules

   You should mail or express all checks and money orders for premium payments and loan repayments to the John Hancock USA Service Office at the appropriate address shown on the back cover.

   Under our current rules, certain requests must be made in writing and be signed and dated by you. They include the following:

    .  loans

    .  surrenders or withdrawals

    .  change of death benefit option

    .  increase or decrease in Total Face Amount

    .  change of beneficiary

    .  election of payment option for policy proceeds

    .  tax withholding elections

    .  election of telephone/internet transaction privilege.

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

   The following requests may be made either in writing (signed and dated by you) or by telephone or fax or through the Company's secured website, if a special form is completed (see "Telephone, facsimile and internet transactions" below):

    .  transfers of policy value among accounts

    .  change of allocation among accounts for new premium payments

   You should mail or express all written requests to our Service Office at the appropriate address shown on the back cover. You should also send notice of the insured person's death and related documentation to our Service Office. We do not consider that we've "received" any communication until such time as it has arrived at the proper place and in the proper and complete form.

   We have special forms that should be used for a number of the requests mentioned above. You can obtain these forms from our Service Office or your John Hancock USA representative. Each communication to us must include your name, your policy number and the name of the insured person. We cannot process any request that doesn't include this required information. Any communication that arrives after the close of our business day, or on a day that is not a business day, will be considered "received" by us on the next following business day. Our business day currently closes at 4:00 p.m. Eastern time, but special circumstances (such as suspension of trading on a major exchange) may dictate an earlier closing time.

Telephone, facsimile and internet transactions

   If you complete a special authorization form, you can request transfers among accounts and changes of allocation among accounts simply by telephoning us at 1-800-827-4546 or by faxing us at 1-416-926-5339 or through the Company's secured website. Any fax or internet request should include your name, daytime telephone number, policy number and, in the case of transfers and changes of allocation, the names of the accounts involved. We will honor telephone and internet instructions from anyone who provides the correct identifying information, so there is a risk of loss to you if this service is used by an unauthorized person. However, you will receive written confirmation of all telephone/internet transactions. There is also a risk that you will be unable to place your request due to equipment malfunction or heavy phone line or internet usage. If this occurs, you should submit your request in writing.

   If you authorize telephone or internet transactions, you will be liable for any loss, expense or cost arising out of any unauthorized or fraudulent telephone or internet instructions which we reasonably believe to be genuine, unless such loss, expense or cost is the result of our mistake or negligence. We employ procedures which provide safeguards against the execution of unauthorized transactions which are reasonably designed to confirm that instructions received by telephone or internet are genuine. These procedures include requiring personal identification, the use of a unique password for internet authorization, recording of telephone calls, and providing written confirmation to the owner. If we do not employ reasonable procedures to confirm that instructions communicated by telephone or internet are genuine, we may be liable for any loss due to unauthorized or fraudulent instructions.

   As stated earlier in this prospectus, the policies are not designed for professional market timing organizations or other persons or entities that use programmed or frequent transfers among investment options. To discourage disruptive frequent trading, we have imposed certain transfer restrictions (see "Transfers of existing policy value"). In addition, we also reserve the right to change our telephone, facsimile and internet transaction privileges outlined in this section at any time, and to suspend or terminate any or all of those privileges with respect to any owners who we feel are abusing the privileges to the detriment of other owners.

Distribution of policies

   John Hancock Distributors LLC ("JH Distributors"), a Delaware limited liability company affiliated with us, is the principal distributor and underwriter of the securities offered through this prospectus and of other annuity and life insurance products we and our affiliates offer. JH Distributors also acts as the principal underwriter of the John Hancock Trust, whose securities are used to fund certain investment accounts under the policies and under other annuity and life insurance products we offer.

   JH Distributors' principal address is 200 Bloor Street East, Toronto, Canada M4W 1E5 and it also maintains offices with us at 197 Clarendon Street, Boston, Massachusetts 02116. JH Distributors is a broker-dealer registered under the Securities Exchange Act of 1934 (the "1934 Act") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

   We offer the policies for sale through individuals who are licensed as insurance agents and who are registered representatives of broker-dealers that have entered into selling agreements with JH Distributors. These broker-dealers may include our affiliate Signator Investors, Inc.

   Through JH Distributors, John Hancock USA pays compensation to broker-dealers for the promotion and sale of the policies. The registered representative through whom your policy is sold will be compensated pursuant to the registered representative's own arrangement with his or her broker-dealer. Compensation to broker-dealers for the promotion and sale of the policies is not paid directly by policy owners but will be recouped through the fees and charges imposed under the policy. (See "Description of charges at the policy level".)

   A limited number of broker-dealers may also be paid commissions or overrides to "wholesale" the policies; that is, to provide marketing support and training services to the broker-dealer firms that do the actual selling. We may also provide compensation to a limited number of broker-dealers for providing ongoing service in relation to policies that have already been purchased.

   Standard compensation. The compensation JH Distributors may pay to broker-dealers may vary depending on the selling agreement, but compensation (inclusive of whole saler overrides and expense allowances) paid to broker-dealers for sale of the policies (not including riders) is not expected to exceed 135% of target commissionable premium paid in the first policy year, and 8% of target commissionable premium paid in years 2-10. Compensation paid on any premium in excess of target will not exceed 10% in any year.

   Additional compensation and revenue sharing. To the extent permitted by SEC and NASD rules and other applicable laws and regulations, selling broker-dealers may receive, directly or indirectly, additional payments in the form of cash, other compensation or reimbursement. These additional compensation or reimbursement arrangements may include, for example, payments in connection with the firm's "due diligence" examination of the policies, payments for providing conferences or seminars, sales or training programs for invited registered representatives and other employees, payment for travel expenses, including lodging, incurred by registered representatives and other employees for such seminars or training programs, seminars for public, advertising and sales campaigns regarding the policies, payments to assist a firm in connection with its systems, operations and marketing expenses and/or other events or activities sponsored by the firms. Subject to applicable NASD rules and other applicable laws and regulations, JH Distributors and its affiliates may contribute to, as well as sponsor, various educational programs, sales contests, and/or other promotions in which participating firms and their sales persons may receive prizes such as merchandise, cash or other rewards.

   These arrangements will not be offered to all firms, and the terms of such arrangements may differ between firms. We provide additional information on special compensation or reimbursement arrangements involving selling firms and other financial institutions in the Statement of Additional Information, which is available upon request. Any such compensation, which may be significant at times, will not result in any additional direct charge to you by us.

   Differential compensation. Compensation negotiated and paid by JH Distributors pursuant to a selling agreement with a broker-dealer may differ from compensation levels that the broker-dealer receives for selling other variable policies or contracts. These compensation arrangements may give us benefits such as greater access to registered representatives. In addition, under their own arrangements, broker-dealer firms may pay a portion of any amounts received under standard or additional compensation or revenue sharing arrangements to their registered representatives. As a result, registered representatives may be motivated to sell the policies of one issuer over another issuer, or one product over another product. You should contact your registered representative for more information on compensation arrangements in connection with your purchase of a policy.

Tax considerations

   This description of Federal income tax consequences is only a brief summary and is neither exhaustive nor authoritative. It was written to support the promotion of our products. It does not constitute legal or tax advice, and it is not intended to be used and cannot be used to avoid any penalties that may be imposed on you. Tax consequences will vary based on your own particular circumstances, and for further information you should consult a qualified tax adviser. Federal, state and local tax laws, regulations and interpretations can change from time to time. As a result, the tax consequences to you and the beneficiary may be altered, in some cases retroactively. The policy may be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the value of using the policy in any such arrangement depends in part on the tax consequences, a qualified tax adviser should be consulted for advice.

   We are taxed as a life insurance company. Under current tax law rules, we include the investment income (exclusive of capital gains) of the Separate Account in our taxable income and take deductions for investment income credited to our "policy holder reserves". We are also required to capitalize and amortize certain costs instead of deducting those costs when they are incurred. We do not currently charge the Separate Account for any resulting income tax costs, other than a "DAC tax" charge we may impose against the Separate Account to compensate us for the finance costs attributable to the acceleration of our income tax liabilities by reason of a "DAC tax adjustment". We also claim certain tax credits or deductions relating to foreign taxes paid and dividends received by the Funds. These benefits can be material. We do not pass these benefits through to the Separate Account, principally because:
(i) the deductions and credits are allowed to the Company and not the policy owners under applicable tax law; and (ii) the deductions and credits do not represent investment return on the Separate Account assets that are passed through to policy owners.

   The policies permit us to deduct a charge for any taxes we incur that are attributable to the operation or existence of the policies or the Separate Account. Currently, we do not anticipate making any specific charge for such taxes other than any DAC tax charge and state and local premium taxes. If the level of the current taxes increases, however, or is expected to increase in the future, we reserve the right to make a charge in the future.

General

   Generally, death benefits paid under policies such as yours are not subject to income tax. Earnings on your policy value are ordinarily not subject to income tax as long as we don't pay them out to you. If we do pay out any amount of your policy value upon surrender or partial withdrawal, all or part of that distribution would generally be treated as a return of the premiums you've paid and not subjected to income tax. However certain distributions associated with a reduction in death benefit or other policy benefits within the first 15 years after issuance of the policy are ordinarily taxable in whole or in part. (See "Other policy distributions" below.) Amounts you borrow are generally not taxable to you.

   However, some of the tax rules change if your policy is found to be a modified endowment contract. This can happen if you've paid premiums in excess of limits prescribed by the tax laws. Additional taxes and penalties may be payable for policy distributions of any kind. (See "7-pay premium limit and modified endowment contract status" below.)

Policy death benefit proceeds

   We expect the policy to receive the same Federal income and estate tax treatment as fixed benefit life insurance policies. Section 7702 of the Internal Revenue Code (the "Code") defines a life insurance contract for Federal tax purposes. For a policy to be treated as a life insurance contract, it must satisfy either the cash value accumulation test or the guideline premium test. These tests limit the amount of premium that you may pay into the policy. We will monitor compliance with these standards. If we determine that a policy does not satisfy section 7702, we may take whatever steps are appropriate and reasonable to bring it into compliance with section 7702.

   If the policy complies with section 7702, the death benefit proceeds under the policy should be excludable from the beneficiary's gross income under section 101 of the Code.

Other policy distributions

   Increases in policy value as a result of interest or investment experience will not be subject to Federal income tax unless and until values are received through actual or deemed distributions. In general, the owner will be taxed on the amount of distributions that exceed the premiums paid under the policy. An exception to this general rule occurs in the case of a decrease in the policy's death benefit or any other change that reduces benefits under the policy in the first 15 years after the policy is issued and that results in a cash distribution to the policy owner. Changes that reduce benefits include partial withdrawals, death benefit option changes, and distributions required to keep the policy in compliance with section 7702. For purposes of this rule any distribution within the two years immediately before a reduction in benefits will also be treated as if it caused the reduction. A cash distribution that reduces policy benefits will be taxed in whole or in part (to the extent of any gain in the policy) under rules prescribed in section 7702. The taxable amount is subject to limits prescribed in section 7702(f)(7). Any taxable distribution will be ordinary income to the owner (rather than capital gain).

   Distributions for tax purposes include amounts received upon surrender or partial withdrawals. You may also be deemed to have received a distribution for tax purposes if you assign all or part of your policy rights or change your policy's ownership.

   It is possible that, despite our monitoring, a policy might fail to qualify as a life insurance contract under section 7702 of the Code. This could happen, for example, if we inadvertently failed to return to you any premium payments that were in excess of permitted amounts, or if any of the funds failed to meet certain investment diversification or other requirements of the Code. If this were to occur, you would be subject to income tax on the income credited to the policy from the date of issue to the date of the disqualification and for subsequent periods.

   Tax consequences of ownership or receipt of policy proceeds under Federal, state and local estate, inheritance, gift and other tax laws will depend on the circumstances of each owner or beneficiary. If the person insured by the policy is also its owner, either directly or indirectly through an entity such as a revocable trust, the death benefit will be includible in his or her estate for purposes of the Federal estate tax. If the owner is not the person insured, the value of the policy will be includible in the owner's estate upon his or her death. Even if ownership has been transferred, the death proceeds or the policy value may be includible in the former owner's estate if the transfer occurred less than three years before the former owner's death or if the former owner retained certain kinds of control over the policy. You should consult your tax adviser regarding these possible tax consequences.

   Because there may be unfavorable tax consequences (including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary), you should consult a qualified tax adviser prior to changing the policy's ownership or making any assignment of ownership interests.

Policy loans

   We expect that, except as noted below (see "7-pay premium limit and modified endowment contract status"), loans received under the policy will be treated as indebtedness of an owner and that no part of any loan will constitute income to the owner. However, if the policy terminates for any reason, the amount of any outstanding loan that was not previously considered income will be treated as if it had been distributed to the owner upon such termination. This could result in a considerable tax bill. Under certain circumstances involving large amounts of outstanding loans, you might find yourself having to choose between high premiums required to keep your policy from lapsing and a significant tax burden if you allow the lapse to occur.

Diversification rules and ownership of the Account

   Your policy will not qualify for the tax benefits of a life insurance contract unless the Account follows certain rules requiring diversification of investments underlying the policy. In addition, the rules require that the policy owner not have "investment control" over the underlying assets.

   In certain circumstances, the owner of a variable life insurance policy may be considered the owner, for Federal income tax purposes, of the assets of the separate account used to support the policy. In those circumstances, income and gains from the separate account assets would be includible in the policy owner's gross income. The Internal Revenue Service ("IRS") has stated in published rulings that a variable policy owner will be considered the owner of separate account assets if the policy owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. A Treasury Decision issued in 1986 stated that guidance would be issued in the form of regulations or rulings on the "extent to which Policyholders may direct their investments to particular sub-accounts of a separate account without being treated as owners of the underlying assets." As of the date of this prospectus, no comprehensive guidance on this point has been issued. In Rev. Rul. 2003-91, however, the IRS ruled that a contract holder would not be treated as the owner of assets underlying a variable life insurance or annuity contract despite the owner's ability to allocate funds among as many as twenty subaccounts.

   The ownership rights under your policy are similar to, but different in certain respects from, those described in IRS rulings in which it was determined that policyholders were not owners of separate account assets. Since you have greater flexibility in allocating premiums and policy values than was the case in those rulings, it is possible that you would be treated as the owner of your policy's proportionate share of the assets of the Account.

   We do not know what future Treasury Department regulations or other guidance may require. We cannot guarantee that the funds will be able to operate as currently described in the Series Funds' prospectuses, or that a Series Fund will not have to change any fund's investment objectives or policies. We have reserved the right to modify your policy if we believe doing so will prevent you from being considered the owner of your policy's proportionate share of the assets of the Account, but we are under no obligation to do so.

7-pay premium limit and modified endowment contract status

   At the time of policy issuance, we will determine whether the Planned Premium schedule will exceed the 7-pay limit discussed below. If so, our standard procedures prohibit issuance of the policy unless you sign a form acknowledging that fact.

   The 7-pay limit is the total of net level premiums that would have been payable at any time for a comparable fixed policy to be fully "paid-up" after the payment of 7 equal annual premiums. "Paid-up" means that no further premiums would be required to continue the coverage in force until maturity, based on certain prescribed assumptions. If the total premiums paid at any time during the first 7 policy years exceed the 7-pay limit, the policy will be treated as a modified endowment contract, which can have adverse tax consequences.

   Policies classified as modified endowment contracts are subject to the following tax rules:

    . First, all partial withdrawals from such a policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the policy value immediately before the distribution over the investment in the policy at such time.

    . Second, loans taken from or secured by such a policy and assignments or pledges of any part of its value are treated as partial withdrawals from the policy and taxed accordingly. Past-due loan interest that is added to the loan amount is treated as an additional loan.

    . Third, a 10% additional income tax is imposed on the portion of any distribution (including distributions on surrender) from, or loan taken from or secured by, such a policy that is included in income except where the distribution or loan:

       . is made on or after the date on which the policy owner attains age 59 1/2;

       .  is attributable to the policy owner becoming disabled; or

       . is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policy owner or the joint lives (or joint life expectancies) of the policy owner and the policy owner's beneficiary.

   These exceptions to the 10% additional tax do not apply in situations where the policy is not owned by an individual.

   Furthermore, any time there is a "material change" in a policy, the policy will begin a new 7-pay testing period as if it were a newly-issued policy. The material change rules for determining whether a policy is a modified endowment contract are complex. In general, however, the determination of whether a policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit of the policy at the time of such change, the policy value at the time of the change, and the additional premiums paid into the policy during the seven years starting with the date on which the material change occurs.

   Moreover, if there is at any time a reduction in benefits (such as a reduction in the death benefit or the reduction or cancellation of certain rider benefits) under a survivorship policy, the 7-pay limit will generally be recalculated based on the reduced benefits and the policy will be re-tested, using the lower limit, from the date it was issued. If the premiums paid to date at any point after the date of issue are greater than the recalculated 7-pay limit, the policy will become a modified endowment contract.

   All modified endowment contracts issued by the same insurer (or its affiliates) to the same owner during any calendar year generally are required to be treated as one contract for the purpose of applying the modified endowment contract rules. A policy received in exchange for a modified endowment contract will itself also be a modified endowment contract. You should consult your tax adviser if you have questions regarding the possible impact of the 7-pay limit on your policy.

Corporate and H.R. 10 retirement plans

   The policy may be acquired in connection with the funding of retirement plans satisfying the qualification requirements of section 401 of the Code. If so, the Code provisions relating to such plans and life insurance benefits thereunder should be carefully scrutinized. We are not responsible for compliance with the terms of any such plan or with the requirements of applicable provisions of the Code.

Withholding

   To the extent that policy distributions to you are taxable, they are generally subject to withholding for your Federal income tax liability. However if you reside in the United States, you can generally choose not to have tax withheld from distributions.

Life insurance purchases by residents of Puerto Rico

   In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the Internal Revenue Service ruled that income received by residents of Puerto Rico under a life insurance policy issued by a United States company is U.S.-source income that is subject to United States Federal income tax.

Life insurance purchases by non-resident aliens

   If you are not a U.S. citizen or resident, you will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, you may be subject to state and/or municipal taxes and taxes imposed by your country of citizenship or residence. You should consult with a qualified tax adviser before purchasing a policy.

Financial statements reference

   The financial statements of John Hancock USA and the Account can be found in the Statement of Additional Information. The financial statements of John Hancock USA should be distinguished from the financial statements of the Account and should be considered only as bearing upon the ability of John Hancock USA to meet its obligations under the policies.

Registration statement filed with the SEC

   This prospectus omits certain information contained in the Registration Statement which has been filed with the SEC. More details may be obtained from the SEC upon payment of the prescribed fee.

Independent registered public accounting firm

   The consolidated financial statements of John Hancock Life Insurance Company (U.S.A.) at December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, and the financial statements of Separate Account A of John Hancock Life Insurance Company (U.S.A.) at December 31, 2006, and for each of the two years in the period ended December 31, 2006, appearing in the Statement of Additional Information of the Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

   In addition to this prospectus, John Hancock USA has filed with the Securities and Exchange Commission (the "SEC") a Statement of Additional Information (the "SAI") which contains additional information about John Hancock USA and the Account. The SAI and personalized illustrations of death benefits, policy values and surrender values are available, without charge, upon request. You may obtain the personalized illustrations from your John Hancock USA representative. The SAI may be obtained by contacting the John Hancock USA Service Office. You should also contact the John Hancock USA Service Office to request any other information about your policy or to make any inquiries about its operation.

                                SERVICE OFFICE

                    Express Delivery                    Mail Delivery
                    ----------------                ----------------------
                 200 Bloor Street East                   P.O. Box 40
            Toronto, Ontario, Canada M4W 1E5        Buffalo, NY 14240-0040

                         Phone:                             Fax:
                         ------                     ----------------------
                     1-800-827-4546                     1-416-926-5339

   Information about the Account (including the SAI) can be reviewed and copied at the SEC's Public Reference Branch, 100 F Street, NE, Room 1580, Washington, DC, 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 202-551-5850. Reports and other information about the Account are available on the SEC's Internet website at http://www.sec.gov. Copies of such information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC at 100 F Street, NE, Washington, DC 20549-0102.

1940 Act File No. 811-4834 1933 Act File No. 333-

                      Statement of Additional Information
                              dated July __, 2007

                               for interests in
John Hancock Life Insurance Company (U.S.A.) Separate Account A ("Registrant")

                      Interests are made available under

                     SURVIVORSHIP VARIABLE UNIVERSAL LIFE

a flexible premium survivorship variable universal life insurance policy issued by

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
                      ("JOHN HANCOCK USA" or "DEPOSITOR")

This is a Statement of Additional Information ("SAI"). It is not the prospectus. The prospectus, dated the same date as this SAI, may be obtained from a John Hancock USA representative or by contacting the John Hancock USA Servicing Office at 200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5 or telephoning 1-800-827-4546.

                               TABLE OF CONTENTS

Contents of this SAI                                                   Page No.
--------------------                                                   --------
Description of the Depositor..........................................    2
Description of the Registrant.........................................    2
Services..............................................................    2
Independent Registered Public Accounting Firm.........................    2
Principal Underwriter/Distributor.....................................    2
Additional Information About Charges..................................    3
Financial Statements of Registrant and Depositor......................   F-1

Description of the Depositor

   Under the federal securities laws, the entity responsible for organization of the registered separate account underlying the variable life insurance policy is known as the "Depositor". The Depositor is John Hancock USA, a stock life insurance company organized under the laws of Maine on August 20, 1955 by a special act of the Maine legislature and redomesticated under the laws of Michigan. We are a licensed life insurance company in the District of Columbia and all states of the United States except New York. Until 2004, John Hancock USA had been known as The Manufacturers Life Insurance Company (U.S.A.).

   Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial.

Description of the Registrant

   Under the federal securities laws, the registered separate account underlying the variable life insurance policy is known as the "Registrant". In this case, the Registrant is John Hancock Life Insurance Company (U.S.A.) Separate Account A (the "Account"), a separate account established by John Hancock USA under Michigan law. The variable investment options shown on page 1 of the prospectus are subaccounts of the Account. The Account meets the definition of "separate account" under the federal securities laws and is registered as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Such registration does not involve supervision by the SEC of the management of the Account or of John Hancock USA.

   New subaccounts may be added and made available to policy owners from time to time. Existing subaccounts may be modified or deleted at any time.

Services

   Administration of policies issued by John Hancock USA and of registered separate accounts organized by John Hancock USA may be provided by John Hancock Life Insurance Company, John Hancock Life Insurance Company of New York or other affiliates. Neither John Hancock USA nor the separate accounts are assessed any charges for such services.

   Custodianship and depository services for the Registrant are provided by State Street Bank. State Street Bank's address is 225 Franklin Street, Boston, Massachusetts, 02110.

Independent Registered Public Accounting Firm

   The consolidated financial statements of John Hancock Life Insurance Company (U.S.A.) at December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, and the financial statements of Separate Account A of John Hancock Life Insurance Company (U.S.A.) at December 31, 2006, and for each of the two years in the period ended December 31, 2006, appearing in this Statement of Additional Information of the Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Principal Underwriter/Distributor

   John Hancock Distributors LLC ("JH Distributors"), a Delaware limited liability company that we control, is the principal distributor and underwriter of the securities offered through this prospectus. JH Distributors acts as the principal distributor of a number of other annuity and life insurance products we and our affiliates offer. JH Distributors also acts as the principal underwriter of the John Hancock Trust, whose securities are used to fund certain variable investment options under the policies and under other annuity and life insurance products we offer.

   JH Distributors' principal address is 200 Bloor Street East, Toronto, Canada M4W 1E5 and it also maintains offices with us at 197 Clarendon Street, Boston, Massachusetts 02116. JH Distributors is a broker-dealer registered under the Securities Act of 1934 (the "1934 Act") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

   We offer the policies for sale through individuals who are licensed as insurance agents and who are registered representatives of broker-dealers that have entered into selling agreements with JH Distributors. These broker-dealers may include our affiliate Signator Investors, Inc.

   The aggregate dollar amount of underwriting commissions paid to JH Distributors in 2006, 2005 and 2004 was $______, $______, and $______,
respectively. JH Distributors did not retain any of these amounts during such periods.

   Through JH Distributors, John Hancock USA pays compensation to broker-dealers for the promotion and sale of the policies. The compensation JH Distributors may pay to broker-dealers may vary depending on the selling agreement, but compensation (inclusive of wholesaler overrides and expense allowances) paid to broker-dealers for sale of the policies (not including riders) is not expected to exceed __% of target commissionable premium paid in the first policy year, and __% of target commissionable premium paid in years ______. Compensation paid on any premium in excess of target will not exceed
__% in any year.

   The registered representative through whom your policy is sold will be compensated pursuant to the registered representative's own arrangement with his or her broker-dealer. Compensation to broker-dealers for the promotion and sale of the policies is not paid directly by policyowners but will be recouped through the fees and charges imposed under the policy.

   Additional compensation and revenue sharing arrangements may be offered to certain broker-dealer firms. The terms of such arrangements may differ among broker-dealer firms we select based on various factors. In general, the arrangements involve three types of payments or any combination thereof:

    . Fixed dollar payments: The amount of these payments varies widely. JH Distributors may, for example, make one or more payments in connection with a firm's conferences, seminars or training programs, seminars for the public, advertising and sales campaigns regarding the policies, to assist a firm in connection with its systems, operations and marketing expenses, or for other activities of a selling firm or wholesaler. JH Distributors may make these payments upon the initiation of a relationship with a firm, and at any time thereafter.

    . Payments based upon sales: These payments are based upon a percentage of the total amount of money received, or anticipated to be received, for sales through a firm of some or all of the insurance products that we and/or our affiliates offer. JH Distributors makes these payments on a periodic basis.

    . Payments based upon "assets under management": These payments are based upon a percentage of the policy value of some or all of our (and/or our affiliates') insurance products that were sold through the firm. JH Distributors makes these payments on a periodic basis.

   Signator Investors, Inc. and Essex National Securities, Inc. may pay their respective registered representatives additional cash incentives in the form of bonus payments, expense payments, employment benefits or the waiver of overhead costs or expenses in connection with the sale of the policies that they would not receive in connection with the sale of policies issued by unaffiliated companies. Certain unaffiliated financial institutions such as banks may also receive compensation in connection with the sale of our policies sold by registered representatives of Essex National Securities, Inc. on bank premises.

Additional Information About Charges

   A Policy will not be issued until the underwriting process has been completed to the Company's satisfaction. The underwriting process generally includes the obtaining of information concerning your age, medical history, occupation and other personal information. This information is then used to determine the cost of insurance charge.

Reduction In Charges

   The Policy is available for purchase by corporations and other groups or sponsoring organizations. Group or sponsored arrangements may include reduction or elimination of withdrawal charges and deductions for employees, officers, directors, agents and immediate family members of the foregoing. John Hancock USA reserves the right to reduce any of the Policy's charges on certain cases where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative, commissions or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policyowner, the nature of the relationship among the insured individuals, the purpose for which the policies are being purchased, expected persistency of the individual policies, and any other circumstances which John Hancock USA believes to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modifications, on a uniform case basis. Reductions in charges will not be unfairly discriminatory to any policyowners. John Hancock USA may modify from time to time, on a uniform basis, both the amounts of reductions and the criteria for qualification.

   Company Financials to be filed by Pre-Effective Amendment.

   Separate Account Financials to be filed by Pre-Effective Amendment.

PART C
OTHER INFORMATION

Item 27. Exhibits

The following exhibits are filed as part of this Registration Statement:

   (a) Resolutions of Board of Directors of the John Hancock Life Insurance Company (U.S.A.) (formerly, The Manufacturers Life Insurance Company (U.S.A.)) establishing Separate Account N. Incorporated by reference to exhibit A (1) to the pre-effective amendment no. 1 file number 333-71312 filed with the Commission on January 2, 2002.

   (b) Not applicable.

   (c) (1) Form of Distribution Agreement. Incorporated by reference to file number 333-66303 filed with the Commission on October 29, 1998.

   (2) Form of General Agent and Broker Dealer Servicing Agreement by and among John Hancock Life Insurance Company (U.S.A.) and John Hancock Distributors. Incorporated by reference to Pre-Effective number 1, Exhibit 27 (c)(3), file number 333-126668 filed with the Commission on October 12, 2005.

   (3) Form of General Agent and Broker Dealer Selling Agreement by and among John Hancock Life Insurance Company (U.S.A.) and John Hancock Distributors. Incorporated by reference to Pre-Effective number 1, Exhibit 27 (c)(4), file number 333-126668 filed with the Commission on October 12, 2005.

   (d) (1) Form of Specimen Flexible Premium Variable Life Insurance Policy to be filed by pre-effective amendment.

   (2) Form of Specimen Supplementary Benefit Disability Benefit Rider Payment of Specified Premium in Event of Life Insured's Total Disability as Defined and Limited Rider. Incorporated by reference to post-effective amendment no. 8 file number 333-85284 filed with the Commission on December 16, 2005.

   (5) Form of Specimen Supplementary Benefit Return of Premium Death Benefit Rider. Incorporated by reference to post-effective amendment no. 8 file number 333-85284 filed with the Commission on December 16, 2005.

   (7) Form of Specimen Supplementary Benefit Overloan Protection Rider. Incorporated by reference to post-effective amendment no. 8 file number 333-85284 filed with the Commission on December 16, 2005.

   (8) Form of Specimen Supplementary Benefit Change of Life Insured Rider. Incorporated by reference to post-effective amendment no. 8 file number 333-85284 filed with the Commission on December 16, 2005.

   (e) Form of Specimen Application for the Protection Survivorship VUL Insurance Policy to be filed by pre-effective amendment.

   (f) (1) Restated Articles of Redomestication of the John Hancock Life Insurance Company (U.S.A.) (formerly, The Manufacturers Life Insurance Company (U.S.A.)). Incorporated by reference to Exhibit A(6) to the registration statement file number 333-41814 filed with the Commission on July 20, 2000.

   (a) Amendment to the Articles of Redomestication of the John Hancock Life Insurance Company (U.S.A.) dated July 16 2004. Incorporated by reference to pre-effective amendment no. 1 file number 333-126668 filed with the Commission on October 12, 2005.

   (2) By-laws of the John Hancock Life Insurance Company (U.S.A.) (formerly, The Manufacturers Life Insurance Company (U.S.A.)) dated December 2, 1992. Incorporated by reference to pre-effective amendment no. 1 file number 333-126668 filed with the Commission on October 12, 2005.

   (a) Amendment to the By-laws of the John Hancock Life Insurance Company (U.S.A.) (formerly, The Manufacturers Life Insurance Company (U.S.A.)) dated June 7, 2000. Incorporated by reference to pre-effective amendment no. 1 file number 333-126668 filed with the Commission on October 12, 2005.

   (b) Amendment to the By-laws of the John Hancock Life Insurance Company (U.S.A.) (formerly, The Manufacturers Life Insurance Company (U.S.A.)) dated March 12, 1999. Incorporated by reference to pre-effective amendment no. 1 file number 333-126668 filed with the Commission on October 12, 2005.

   (g) The Depositor maintains reinsurance arrangements in the normal course of business, none of which are material.

   (h)(1) Form of Participation Agreement among The Manufacturers Insurance Company (U.S.A.), The Manufacturers Insurance Company of New York, PIMCO Variable Insurance Trust and PIMCO Advisors Distributors LLC dated April 30, 2004. Incorporated by reference to pre-effective amendment no. 1 file number 333-126668 filed with the Commission on October 12, 2005.

   (2) Participation Agreement among John Hancock Life Insurance Company (U.S.A.), John Hancock Life Insurance Company of New York, John Hancock Life Insurance Company, John Hancock Variable Life Insurance Company and John Hancock Trust. Incorporated by reference to pre-effective amendment no. 1 file number 333-126668 filed with the Commission on October 12, 2005.

   (i)(1)Form of Service Agreement between The Manufacturers Life Insurance Company and the John Hancock Life Insurance Company (U.S.A.) (formerly,The Manufacturers Life Insurance Company (U.S.A.)). Incorporated by reference to Exhibit A(8)(a) (i), (ii), (iii), (iv), (v)and (vi) to pre-effective amendment No. 1 file number 333-51293 filed with the Commission on August 28, 1998.

   (2) Form of Amendment to Service Agreement between The Manufacturers Life Insurance Company and the John Hancock Life Insurance Company (U.S.A.) (formerly, The Manufacturers Life Insurance Company (U.S.A.)). Incorporated by reference to Exhibit A(8)(a)(vii) to post-effective amendment No. 11 file number 33-57018 filed with the Commission March 1, 1999.

   (3) Form of Service Agreement. Incorporated by reference to Exhibit A(8)(c)(i) to pre-effective amendment no. 1 file number 333-51293 filed with the Commission on August 28, 1998.

   (4) Form of Amendment to Service Agreement. Incorporated by reference to Exhibit A(8)(c)(ii) to pre-effective amendment no. 1 file number 333-51293 filed with the Commission on August 28, 1998.

(j)Not applicable.

   (k) Opinion and consent of counsel for John Hancock Life Insurance Company (U.S.A.). Incorporated by reference to Exhibit 2 (a) to pre-effective amendment no. 1 file number 333-100597 filed with the Commission on December 16, 2002.

   (l) Not Applicable.

   (m) Not Applicable.

   (n) Consent of Independent Registered Public Accounting Firm to be filed by pre-effective amendment.

   (o) Not Applicable.

   (p) Not Applicable.

   (q) Memorandum Regarding Issuance, Face Amount Increase, Redemption and Transfer Procedures for the Policies. Incorporated by reference to Exhibit A(6) to pre-effective amendment no. 1 file number 333-100597 filed with the Commission on December 16, 2002.

Powers of Attorney

   (i) Powers of Attorney for Katherine MacMillan, James R. Boyle, Marc Costantini, John DesPrezIII, Steve Finch, Hugh McHaffie, John R. Ostler, Rex Schlaybaugh, Jr., Diana Scott, and Warren Thomson to be filed by pre-effective amendment.

Item 28. Directors and Officers of the Depositor

OFFICERS AND DIRECTORS OF JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) as of __________, 2007

Name and Principal Business Address          Position with Depositor
----------------------------------- ------------------------------------------
Directors
James R. Boyle*.................... Director
Marc Costantini*................... Director
John D. DesPrez III*............... Director
Steve Finch**...................... Director
Hugh McHaffie*..................... Director
Katherine MacMillan*****........... Director
John R. Ostler****................. Director
Rex Schlaybaugh Jr.*******......... Director
Diana Scott*....................... Director
Warren Thomson**................... Director

Officers
John D. DesPrez III*............... Chairman and President
James Boyle*....................... Executive Vice President, Annuities
Steven Mannik****.................. Executive Vice President & General
                                    Manager, Reinsurance
Katherine MacMillan*****........... Senior Vice President and General Manager,
                                    RPS
Marc Costantini*................... Senior Vice President & Chief Financial
                                    Officer
Emanuel Alves*..................... Vice President and Secretary
Jonathan Chiel*.................... Executive Vice President & General Counsel
Mitchell A. Karman***.............. Vice President, Chief Compliance Officer &
                                    Counsel
                                    Senior Executive Vice President and Chief
                                    Investments

Name and Principal Business Address          Position with Depositor
----------------------------------- ------------------------------------------
Steven Finch****................... Senior Vice President, Finance Protection
Warren Thomson**................... Executive Vice President, Investments
Patrick Gill*...................... Senior Vice President and Controller
Peter Copestake*****............... Senior Vice President and Treasurer
Peter Mitsopoulos******............ Vice President, Treasury
Philip Clarkson***................. Vice President, Taxation
Brian Collins****.................. Vice President, Taxation
John H. Durfey****................. Assistant Secretary
Kwong Yiu****...................... Assistant Secretary
Grace O'Connell*................... Assistant Secretary
Elizabeth Clark*................... Assistant Secretary
--------
*        Principal Business Office is 601 Congress Street, Boston, MA 02210
**       Principal Business Office is 197 Clarendon Street, Boston, MA 02117
***      Principal Business Office is 200 Clarendon Street, Boston, MA 02117
****     Principal Business Office is 200 Bloor Street, Toronto, Canada M4W1E5
*****    Principal Business Office is 250 Bloor Street, Toronto, Canada M4W1E5
******   Principal Business Office is 380 Stuart Street, Boston, MA 02117
*******  Principal Business Office is 400 Renaissance Center, Detroit, MI 48243

Item 29. Persons Controlled by or Under Common Control with the Depositor or the Registrant

Registrant is a separate account of John Hancock (USA), operated as a unit investment trust. Registrant supports benefits payable under John Hancock USA's variable life insurance policies by investing assets allocated to various investment options in shares of John Hancock Trust and other mutual funds registered under the Investment Company Act of 1940 as open-end management investment companies of the "series" type.

A list of persons directly or indirectly controlled by or under common contract with John Hancock (USA) as of December 31, 2006 appears below:

   Subsidiary Name

Item 30. Indemnification

   Article XII of the Restated Articles of Redomestication of The Manufacturers Life Insurance Company (U.S.A.) provides as follows:

   No director of this Corporation shall be personally liable to the Corporation orits shareholders or policyholders for monetarydamages for breach of the director's fiduciary duty, provided,that the foregoingshall not eliminate or limit the liability of a director for any of the following:

(i) a breach of the director's duty or loyalty to the Corporation or its shareholders or policyholders;

(ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law;

(iii) a violation of Sections 5036, 5276 or 5280 of the Michigan Insurance Code, being MCLA 500.5036, 500.5276 and 500.5280;

(iv) a transaction from which the director derived an improper personal benefit; or

(v) an act or omission occurring on or before the date of filing of these Articles of Incorporation.

   If the Michigan Insurance Code is hereafter amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability contained herein, shall be eliminated or limited to the fullest extent permitted by the Michigan Insurance Code as so amended. No amendment or repeal of this Article XII shall apply to or have any effect on the liability or alleged liability or any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to the effective date of any such amendment or repeal.

   Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:

   Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Principal Underwriter

   (a) Set forth below is information concerning other investment companies for which John Hancock Distributors, LLC ("JHD LLC"), the principal underwriter of the contracts, acts as investment adviser or principal underwriter.

Name of Investment Company                         Capacity in Which Acting
--------------------------                       -----------------------------
John Hancock Variable Life Separate Account S... Principal Underwriter
John Hancock Variable Life Separate Account U... Principal Underwriter
John Hancock Variable Life Separate Account V... Principal Underwriter
John Hancock Variable Life Separate Account UV.. Principal Underwriter
John Hancock Variable Annuity Separate Account I Principal Underwriter
John Hancock Variable Annuity Separate Account
  JF............................................ Principal Underwriter
John Hancock Variable Annuity Separate Account U Principal Underwriter
John Hancock Variable Annuity Separate Account V Principal Underwriter
John Hancock Variable Annuity Separate Account H Principal Underwriter
John Hancock Life Insurance Company (U.S.A.)
Separate Account A.............................. Principal Underwriter
John Hancock Life Insurance Company (U.S.A.)
Separate Account N.............................. Principal Underwriter
John Hancock Life Insurance Company (U.S.A.)
Separate Account H.............................. Principal Underwriter
John Hancock Life Insurance Company (U.S.A.)
Separate Account I.............................. Principal Underwriter
John Hancock Life Insurance Company (U.S.A.)
Separate Account J.............................. Principal Underwriter
John Hancock Life Insurance Company (U.S.A.)
Separate Account K.............................. Principal Underwriter
John Hancock Life Insurance Company (U.S.A.)
Separate Account M.............................. Principal Underwriter
John Hancock Life Insurance Company of New York
Separate Account B.............................. Principal Underwriter
John Hancock Life Insurance Company of New York
Separate Account A.............................. Principal Underwriter

   (b) John Hancock Life Insurance Company (U.S.A.) is the sole member of JHD LLC and the following comprise the Board of Managers and officers of JHD LLC.

Name                                                 Title
----                              --------------------------------------------
Marc Costantini*................. Chairman
Steve Finch****.................. President and Chief Executive Officer
Kevin Hill*...................... Senior Vice President, U.S. Annuities and
                                  Managed Accounts
Katherine MacMillan*****......... Senior Vice President, Retirement Plan
                                  Services

Name                                                 Title
----                              --------------------------------------------
Christopher Walker****........... Vice President and Chief Compliance Officer
Marc Costantini*................. Chairman
Steve Finch****.................. President and CEO
Peter Copestake*****............. Vice President and Treasurer
James C. Hoodlet***.............. Secretary and General Counsel
Kevin Hill*...................... Senior Vice President, U.S. Annuities and
                                  Managed Accounts
Katherine MacMillan*****......... Senior Vice President, Retirement Plan
                                  Services
Christopher M. Walker****........ Vice President and Chief Compliance Officer
Brian Collins****................ Vice President, U.S. Taxation
Philip Clarkson***............... Vice President, U.S. Taxation
Jeffrey H. Long*................. Chief Financial Officer and Financial
                                  Operations Principal
David Crawford****............... Assistant Secretary
--------
*      Principal Business Office is 601 Congress Street, Boston, MA 02210
**     Principal Business Office is 197 Clarendon Street, Boston, MA 02117
***    Principal Business Office is 200 Clarendon Street, Boston, MA 02117
****   Principal Business Office is 200 Bloor Street, Toronto, Canada M4W1E5
*****  Principal Business Office is 250 Bloor Street, Toronto, Canada M4W1E5

   (c) John Hancock Distributors, LLC

   The information contained in the section titled "Principal Underwriter and Distributor" in the Statement of Additional Information, contained in this Registration Statement, is hereby incorporated by reference in response to
Item 31.(c)(2-5).

Item 32. Location of Accounts and Records

   The following entities prepare, maintain, and preserve the records required by Section 31(a) of the Act for the Registrant through written agreements between the parties to the effect that such services will be provided to the Registrant for such periods prescribed by the Rules and Regulations of the Commission under the Act and such records will be surrendered promptly on request: John Hancock Distributors LLC, John Hancock Place, Boston, Massachusetts 02117, serves as Registrant's distributor and principal underwriter, and, in such capacities, keeps records regarding shareholders account records, cancelled stock certificates. John Hancock Life Insurance Company (U.S.A.) (at the same address), in its capacity as Registrant's depositor keeps all other records required by Section 31 (a) of the Act.

Item 33. Management Services

   All management services contracts are discussed in Part A or Part B.

Item 34. Fee Representation

   Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940

   The John Hancock Life Insurance Company (U.S.A.) hereby represents that the fees and charges deducted under the contracts issued pursuant to this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this initial Registration Statement to be signed on their behalf in the City of Boston, Massachusetts, as of the 30th day of March, 2007.

                                    JOHN HANCOCK LIFE INSURANCE COMPANY(U.S.A.)
                                    SEPARATE ACCOUNT A
                                    (Registrant)

                                    JOHN HANCOCK LIFE INSURANCE COMPANY(U.S.A.)
                                    By: /s/ John D. DesPrez III
                                        -----------------------------------
                                        John D. DesPrez III
                                        Chairman

                                    JOHN HANCOCK LIFE INSURANCE COMPANY(U.S.A.)
                                    (Depositor)
                                    By: /s/ John D. DesPrez III
                                        -----------------------------------
                                        John D. DesPrez III
                                        Chairman

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, this initial Registration Statement has been signed by the following persons in the capacities indicated as of the 30th day of March, 2007.

/s/ Patrick Gill
-----------------------------  Senior Vice President and Controller
Patrick Gill

/s/ Lynne Patterson            Senior Vice President and Chief Financial
-----------------------------  Officer
Lynne Patterson

*                              Director
-----------------------------
James Boyle

*                              Director
-----------------------------
Marc Costantini

*                              Director
-----------------------------
John D. DesPrez III

*                              Director
-----------------------------
Steve Finch

*                              Director
-----------------------------
Hugh McHaffie

*                              Director
-----------------------------
Katherine MacMillan

*                              Director
-----------------------------
John R. Ostler

*                              Director
-----------------------------
Rex Schlaybaugh Jr.

*                              Director
-----------------------------
Diana Scott

*                              Director
-----------------------------
Warren Thomson

/s/ James C. Hoodlet
-----------------------------
James C. Hoodlet
Pursuant to Power of Attorney